SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Individual and Consolidated Interim Financial Information

GOL Linhas Aéreas Inteligentes S.A.

For the quarter ended September 30, 2014

with Report on Review of Interim Financial Information

GOL Linhas Aéreas Inteligentes S.A.

Individual and Consolidated Interim Financial Information

September 30, 2014

Contents

Perfomance report	1
Audit committee statement	8
Directors' statement on the interim financial information	9
Directors' statement on the auditor’s report on review of interim financial information	10
Independent auditor’s report on review of interim financial information	11

Capital	13

Individual interim financial information for the period ended September 30, 2014

Balance sheets	14
Statements of operations	16
Statements of comprehensive income	17
Statements of cash flows	18
Statements of changes in equity	19
Statements of value added	21

Consolidated Interim Financial Information for the period ended September 30, 2014

Balance sheets	22
Statements of operations	24
Statements of comprehensive income	25
Statements of cash flows	26
Statements of changes in equity	28
Statements of value added	30

Notes to the interim financial information	31

Performance report

In the 3Q14, we recorded operating income (EBIT) of R$ 152 million, an expansion of R$ 115 million when compared to the same period last year, while the EBIT margin moved up 4.5 percentage points registering 6.2%. This was the seventh consecutive quarterly improvement in this indicator, reflecting the continuity and consistent delivery on our results.

Net revenue in the last 12 months totaled R$ 10 billion, a new record, even in a scenario of soft economic growth. GOL’s demand for seats (RPK) grew by 8.3% year over year in the first nine months, representing 53% of the industry’s growth, which reflects the greater attractiveness of our products and services. Domestic supply, however, fell by 2.9%, demonstrating the rationalization strategy that the Company took in place since April 2012. From January to September, 2014, we were the market leader in terms of passengers boarded in the domestic market, reaching the record mark of 27.5 million.

In order to offer greater connectivity, we launched during this quarter two new regional destinations on the domestic market, Carajás and Altamira (Pará), as well as new international flights to Santiago (Chile) from Guarulhos (São Paulo), Miami from Campinas, and to Punta Cana from Guarulhos (São Paulo), Confins (Minas Gerais) and Brasília. In this way, we are the Brazilian airline with the greater supply to the Caribbean, with 78 weekly flights.

The strategy of increasing our international presence has been further reinforced by the expansion of our alliances. This has also strengthened revenue in other currencies, which accounted for 11% of our total revenue in the last 12 months. We implemented a two-way codeshare partnership with Aerolineas Argentinas, allowing us to sell its tickets on our website. We will shortly begin offering the same facility for AirFrance-KLM flights.

In order to ensure an even better flying experience, we extended our GOL+ Conforto seating to our entire domestic route network, with an even greater reclining angle and even more distance between seats. Currently, 94% of our fleet is configured as GOL+ and, by the end of the year, 100% of our fleet will have this configuration. In the third quarter, we also launched an exclusive service in Brazil, our express bag drop service at Congonhas airport. With this new service, the customers can complete one more check-in stage at the self-service totems, labeling and weighing their own baggage, as well as paying for any excess. This is one more simple and intelligent innovation providing our passengers with even greater control and visibility throughout the entire process, since the ticket purchase to the flight.

These new facilities have strengthened our capacity to ensure an even better flying experience for leisure passengers, and to be more attractive to the corporate client. Even in the midst of a challenging economic scenario in Brazil, resulting in reduced demand from corporate customers, GOL was the airline company leader in tickets issued for the corporate segment, according to Abracorp (Brazilian Travel Agents’ Association).

Continuing with our measures to strength our balance sheet, we concluded two senior notes tender offers totaling US$ 411 million. Also, we concluded a senior notes issuance this quarter, totaling US$ 325 million at 8.875% p.a. due on 2022. These actions aim to optimize the debt profile, avoiding major amortization pressure in the next three years and reduce the financial cost. We closed the quarter with R$ 2.7 billion in cash position, equivalent to 27% of revenue in the last 12 months, which is essential to pass through periods of high market volatility. The financial leverage ratio (adjusted gross debt/EBITDAR) stood at 6.3x, 4.6 points down on 3Q13.

I would like to thank our customers for their loyalty, our Team of Eagles for their commitment and investors for their confidence posted on the Company. We celebrated on September 8, 2014 in the New York Stock Exchange (NYSE) the 10-year listing of GOL, in which we reiterated our commitment to the transparency and communication with our shareholders, which reinforces our vision of being the best company to fly with, work for and invest in.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

Highlights of the Subsidiary Smiles’ Results in 3Q14

                       19.9% year-over-year upturn in the number of accrued ex-GOL miles;

                       Miles redeemed increase by 13.7% over 3Q13;

                       Operating margin of 30.8%, 6.0 percentage points higher than in 3Q13;

                       Operating cash  flow of R$ 180 million, 34.6% up on 2Q14;

                       Launch of Brazil’s innovative ‘365 Reasons’ campaign;

                       Net profit of R$ 60 million, 5.4% down on 3Q13, reflecting the financial result related to the capital structure following the capital reduction.

Smiles S.A. closed 3Q14 with an operating profit of R$ 69.1 million, 78.2% up on 3Q13, with an operating margin of 30.8%, up by 6.0 percentage points, thanks to the 19.9% increase in growth in the number of accrued ex-GOL miles and healthy direct redemption margins. The financial result reflects the capital structure following the capital reduction, which led to significant increase in the return on capital indicators.

Operating and Financial Indicators

Aviation Market	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Aviation Market - Industry
RPK Industry - Total	31,035	29,692	4.5%	90,069	85,649	5.2%
RPK Industry - Domestic	23,406	22,677	3.2%	68,448	64,943	5.4%
RPK Industry - International	7,628	7,016	8.7%	21,621	20,707	4.4%
ASK Industry - Total	38,219	38,326	-0.3%	112,392	113,480	-1.0%
ASK Industry - Domestic	29,316	29,529	-0.7%	86,201	86,324	-0.1%
ASK Industry - International	8,903	8,797	1.2%	26,191	27,155	-3.6%
Industry Load Factor - Total	81.2%	77.5%	3.7 p.p	80.1%	75.5%	4.7 p.p
Industry Load Factor - Domestic	79.8%	76.8%	3.0 p.p	79.4%	75.2%	4.2 p.p
Industry Load Factor - International	85.7%	79.8%	5.9 p.p	82.6%	76.3%	6.3 p.p
Aviation Market – GOL
RPK GOL – Total	9,459	8,659	9.2%	27,732	25,199	10.1%
RPK GOL - Domestic	8,289	7,761	6.8%	24,550	22,676	8.3%
RPK GOL - International	1,170	898	30.3%	3,183	2,524	26.1%
ASK GOL – Total	12,201	12,447	-2.0%	36,349	36,955	-1.6%
ASK GOL – Domestic	10,587	11,049	-4.2%	31,876	32,817	-2.9%
ASK GOL - International	1,614	1,397	15.5%	4,473	4,138	8.1%
GOL Load Factor - Total	77.5%	69.6%	7.9 p.p	76.3%	68.2%	8.1 p.p
GOL Load Factor - Domestic	78.3%	70.2%	8.1 p.p	77.0%	69.1%	7.9 p.p
GOL Load Factor - International	72.5%	64.2%	8.3 p.p	71.2%	61.0%	10.2 p.p
Operational Data	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Revenue Passengers - Pax on board ('000)	9,978	9,028	10.5%	29,039	26,298	10.4%
Aircraft Utilization (Block Hours/Day)	11.4	11.8	-3.5%	11.3	11.7	-3.4%
Departures	79,853	79,510	0.4%	234,252	236,137	-0.8%
Average Stage Length (km)	903	894	1.0%	905	897	0.9%
Fuel consumption (mm liters)	380	376	1.1%	1,130	1,121	0.8%
Full-time equivalent employees at period end	16,354	16,209	0.9%	16,354	16,209	0.9%
Average Operating Fleet	125	120	4.2%	125	121	3.6%
Financial Data	3Q14	3Q13	% Var.	9M14	9M13	% Var.
Net YIELD (R$ cents)	23.15	23.58	-1.9%	23.82	22.50	5.8%
Net PRASK (R$ cents)	17.94	16.41	9.4%	18.17	15.34	18.4%
Net RASK (R$ cents)	20.18	17.92	12.6%	20.18	16.85	19.8%
CASK (R$ cents)	18.92	17.62	7.4%	19.26	16.57	16.2%
CASK ex-fuel (R$ cents)	11.29	10.28	9.8%	11.41	9.43	21.0%
Spread RASK – CASK (R$ cents)	1.25	0.30	320.7%	0.93	0.28	231.7%
Average Exchange Rate[1]	2.2745	2.2880	-0.6%	2.2857	2.1177	7.9%
End of period Exchange Rate[1]	2.4510	2.2300	9.9%	2.4510	2.2300	9.9%
WTI (avg. per barrel, US$)[2]	97.2	105.8	-8.1%	99.6	98.2	1.4%
Price per liter Fuel (R$)	2.45	2.43	0.8%	2.52	2.35	7.2%
Gulf Coast Jet Fuel Cost (average per liter, US$)³	0.74	0.78	-4.8%	0.76	0.77	-1.3%

1. Source: Brazilian Central Bank; 2. Source: Bloomberg; 3. Fuel expenses /liters consumed.

Aviation Market – Industry

The domestic airline industry maintained its dynamic of rationality in terms of seat supply (ASK), with a 0.1% year-over-year decline in the first nine months, while the demand increased by 5.4%. The load factor moved up by 4.2 percentage points reaching 79.4%. In the quarter, industry supply fell by 0.7% while demand was up by 3.2%. As a result, the load factor came to 79.8%, 3.0 percentage points higher than in 3Q13.

The number of passengers boarded in the domestic market increased by 6.8% in the first nine months of 2014 to 70.3 million. In the international market more than 4.7 million passengers were transported, 4.4% more than in the same period last year.

Domestic Market - GOL

              Domestic supply declined by 2.9% in the 9M14 and 4.2% in the quarter, in line with the Company’s projections for 2014 of a reduction between -3% and -1%.

              Domestic demand increased by 8.3% in 9M14, representing 53% of the growth in the industry demand. In 3Q14, domestic demand grew by 6.8%.

              The domestic load factor stood at 77.0% and 78.3% in 9M14 and 3Q14, respectively, fueling PRASK growth in the period.

              GOL registered a record of 26 million passengers transported in the domestic market in the first nine months, 2.6 million more than in 9M13, which account for 57% of the increase reported by the industry as a whole in the same period. These results arose from the Company’s efforts to constantly improve its products and services, making them even more attractive to the customers.

For the first time, GOL was the airline company leader in the sale of air tickets to the corporate segment in the nine months accumulated, according to Abracorp (Brazilian Travel Agents’ Association).

International Market - GOL

International supply increased by 8% in 9M14, in line with the annual growth guidance of up to 8% for 2014. The company announced news flights in the quarter to Santiago (Chile) from Guarulhos (São Paulo), Miami from Campinas, and to Punta Cana from Guarulhos (São Paulo), Confins (Minas Gerais) and Brasília.

International demand grew by 26.1% in 9M14, generating an increase of 10.2 percentage points in the period load factor.

GOL carried 1.4 million boarded passengers in the international market in the first nine months, 251 thousand more than in 9M13, versus an increase of 197 thousand for the industry as a whole. The Company maintained its focus on gradually increasing its presence in other countries, expanding the share of foreign-currency revenue.

PRASK and Yield

Due to the 8 percentage point upturn in the load factor, PRASK moved up by 9% over 3Q13. Yield recorded a 2% decline in the quarter, accompanying Brazil’s challenging economic activity scenario, which reduced demand from business travelers.

Fleet Plan

Fleet Plan	2014	2015	2016	>2016	Total
Fleet (End of Period)	137	140	140
Aircraft Commitments (R$ million)*	-	1,222	1,278	33,895	36,395
Pre-Delivery Payments (R$ million)	48	268	142	4,474	4,932
Total (R$ million)	48	1,489	1,420	38,369	41,327

*Considers aircraft list price

Fleet (End of Period)	3Q14	3Q13	Var.	2Q14	Var.
Boeing 737-NG Family	142	140	2	146	-4
737-800 NG**	107	104	3	110	-3
737-700 NG	35	36	-1	36	-1
737-300 Classic*	3	8	-5	3	-
767-300/200*	1	1	-	1	-
Total
Financial Leasing (737-NG and 767)	46	46	-	46	-
Operational Leasing	97	95	2	101	-4

             *Non-operational aircraft

              **Includes 5 aircraft being returned and 8 sub-leased aircraft

At the end of 3Q14, out of a total of 142 Boeing 737-NG aircraft, GOL was operating 133 aircraft on its routes. Of the remaining 9 aircraft, 5 were sub-leased to the European airlines and the remaining 4 were in the process of being returned to their lessors.

GOL has 97 aircraft under operating leases and 46 under financial leases, 40 of which with a purchase option when their leasing contracts expire. In 3Q14, GOL returned 4 B737 NGs.

The average age of the fleet was 7.6 years at the end of 3Q14. In order to maintain this indicator at low levels, the Company has 130 firm aircraft acquisition orders with Boeing for fleet renew until 2026.

Capex GOL invested R$ 176 million in 3Q14 and R$ 483 million in 9M14. For more details on changes in property, plant and equipment, see Note 16 to the financial statements.

Financial Guidance 2014

2014 Financial Projections	From	To	Actual 9M14
Brazilian GDP Growth	1.5%	2.0%	-
Annual Change in RASK	Equal to or above 10%		20%
Annual Change in Domestic Supply (ASK)	-3%	-1%	-2.9%
Annual Change in International Supply (ASK)	Up to +8%		8.1%
Annual Change in CASK ex-fuel	Equal to or less than 10%		21.0%
Average Exchange Rate (R$ /US$ )	2.50	2.40	2.29
Jet Fuel Price (QAV)*	2.85	2.70	2.52
Operating Margin (EBIT)	3%	6%	4.6%

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends. GOL is maintaining its previously published financial guidance for 2014.

Audit committee statement

The Audit Committee of GOL LINHAS AÉREAS INTELIGENTES S.A., in accordance with its bylaws and legal provisions, examined the Interim Financial Information for the period ended September 30, 2014. Based on the procedures performed, considering also the report of the independent auditors - Ernst & Young Auditores Independentes S.S., dated November 11, 2014, and the information and explanations received during the period, opines that these documents are able to be appreciated by the Board Shareholder’s Meeting.

São Paulo, November 11, 2014.

Richard F. Lark

Member of the Audit Committee

Antônio Kandir

Member of the Audit Committee

Luiz Kaufmann

Member of the Audit Committee

Directors' statement on the interim financial information

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of CVM Rule 480/09.

In accordance with CVM Rule 480/09, the Directors declare that discussed, reviewed and agreed with the Interim Financial Information for the period ended September 30, 2014.

São Paulo, November 11, 2014.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

Directors' statement on the auditor’s review of interim financial information

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of INSTRUÇÃO CVM 480/09.

In accordance with Instrução CVM 480/09, the Directors declare that discussed, reviewed and agreed with the Report on Review of Interim Financial Information for the three-month period ended September 30, 2014.

São Paulo, November 11, 2014.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

Condomínio São Luiz Av. Presidente Juscelino Kubitschek, 1830 Torre I - 8º Andar - Itaim Bibi 04543-900 - São Paulo - SP - Brasil Tel: (5511) 2573-3000 ey.com.br

(A free translation from the original in Portuguese into English)

Report on the review of interim financial information

To

The Shareholders, Board of Directors and Officers

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aereas Inteligentes S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended September 30, 2014, which comprises the balance sheet as at September 30, 2014 and the related income statement and statement of comprehensive income for the quarter and nine-month period then ended, and the statement of changes in equity and statement of cash flows for the nine-month period then ended, and a summary of significant accounting practices and other explanatory notes.

Company management is responsible for the preparation of interim individual financial information in accordance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 21 (R1) - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of these information in compliance with the rules issued by the Brazilian Securities Commission (“CVM”), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion on the interim individual financial information

Based on our review, we are not aware of any fact that makes us believe that the interim individual financial information included in the Quarterly Information referred above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Conclusion on the interim consolidated financial information

Based on our review, we are not aware of any fact that makes us believe that the interim consolidated financial information included in the Quarterly Information referred above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, and presented in compliance with the rules issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statement of value added (SVA) for the nine-month period ended September 30, 2014, prepared under the responsibility of the Company’s management, the presentation of which in the interim financial information is required by the rules of the CVM applicable to Quarterly Information (ITR), and as supplementary information under IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, according to the interim individual and consolidated financial information taken as a whole.

Audit and review of the amounts corresponding to prior year and period

The amounts correspondent to balance sheets for the year ended December 31, 2013 and the statements of income, of comprehensive income, of changes in shareholders’ equity, of cash flows and of value added for the three and nine-months period ended September 30, 2013 presented for comparison purposes, were previously audited and reviewed, respectively, by other independent accountants, who issued an unmodified opinion dated March 25, 2014 and review report of quarterly information dated November 11, 2013.

São Paulo, November 11, 2014.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Passetti                                                   Vanessa R. Martins

Accountant CRC-1SP144343/O-3                           Accountant CRC-1SP244569/O

GOL Linhas Aéreas Inteligentes S.A.

Company Profile / Subscribed Capital

Number of shares	Current Year
09/30/2014
Paid-in capital	143,858,204
Preferred	139,257,602
Total	283,115,806
Treasury	2,083,875
Total	2,083,875

GOL Linhas Aéreas Inteligentes S.A.

Individual Financial Statements / Statement of Financial Position - Assets

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 09/30/2014	Prior Year 12/31/2013
1	Total assets	2,304,117	2,513,648
1.01	Current assets	575,326	363,767
1.01.01	Cash and cash equivalents	391,803	343,793
1.01.02	Short-term investments	174,094	2,524
1.01.06	Recoverable taxes	9,422	9,991
1.01.07	Prepaid expenses	-	438
1.01.08	Other current assets	7	7,021
1.01.08.01	Noncurrent assets for sale	7	7
1.01.08.01.01	Restricted cash	7	7
1.01.08.03	Others	-	7,014
1.02	Noncurrent assets	1,728,791	2,149,881
1.02.01	Long-term assets	170,347	174,900
1.02.01.06	Taxes	72,348	84,567
1.02.01.06.01	Deferred taxes	53,213	54,998
1.02.01.06.02	Recoverable taxes	19,135	29,569
1.02.01.08	Related-party transactions	50,606	49,961
1.02.01.08.04	Other related-party transactions	50,606	49,961
1.02.01.09	Other noncurrent assets	47,393	40,372
1.02.01.09.03	Deposits	25,793	20,170
1.02.01.09.04	Restricted cash	21,600	20,202
1.02.02	Investments	766,378	1,084,149
1.02.03	Property, plant and equipment	792,066	890,832

GOL Linhas Aéreas Inteligentes S.A.

Individual Financial Statements / Statement of Financial Position - Liabilities

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 09/30/2014	Prior Year 12/31/2013
2	Total liabilities and equity	2,304,117	2,513,648
2.01	Current liabilities	30,111	84,710
2.01.01	Salaries, wages and benefits	487	1,092
2.01.01.02	Salaries, wages and benefits	487	1,092
2.01.02	Suppliers	434	3,769
2.01.03	Taxes payable	1,430	1,246
2.01.04	Short-term debt	26,934	47,488
2.01.05	Other liabilities	826	31,115
2.01.05.02	Others	826	31,115
2.01.05.02.04	Other liabilities	826	800
2.01.05.02.05	Derivative transactions	-	30,315
2.02	Noncurrent liabilities	2,085,033	1,778,012
2.02.01	Long-term debt	1,936,847	1,651,494
2.02.02	Other liabilities	148,186	126,518
2.02.02.01	Liabilities with related-party transactions	135,713	113,741
2.02.02.02	Others	12,473	12,777
2.02.02.02.03	Taxes payable	12,473	12,777
2.03	Shareholder’s equity	188,973	650,926
2.03.01	Capital	2,581,258	2,469,623
2.03.01.01	Issued capital	2,618,056	2,501,574
2.03.01.02	Cost on issued shares	(36,886)	(31,951)
2.03.01.03	Shares to be issued	88	-
2.03.02	Capital reserves	162,907	156,688
2.03.02.01	Premium on issue of shares	32,387	32,387
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(31,262)	(32,116)
2.03.02.07	Share-based payments	90,803	85,438
2.03.05	Accumulated losses	(3,146,107)	(2,568,353)
2.03.06	Equity valuation adjustments	590,915	592,968
2.03.06.01	Equity valuation adjustments	(96,037)	(18,162)
2.03.06.02	Change in equity through public offer	686,952	611,130

GOL Linhas Aéreas Inteligentes S.A.

Individual Financial Statements / Statements of Operations

(In thousands of Brazilian Reais)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2014 to 09/30/2014	01/01/2014 to 09/30/2014	07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013
3.04	Operating expenses/revenues	(18,349)	(346,790)	(202,224)	(558,236)
3.04.02	General and administrative expenses	(2,650)	(10,153)	(6,976)	(16,966)
3.04.04	Other operating income	(1,154)	73,919	42,426	109,128
3.04.06	Equity in subsidiaries	(14,545)	(410,556)	(237,674)	(650,398)
3.05	Result before taxes and financial result	(18,349)	(346,790)	(202,224)	(558,236)
3.06	Financial result	(251,487)	(228,401)	(21,091)	(187,050)
3.06.01	Financial income	1,917	10,543	6,102	17,350
3.06.01.01	Financial income	1,917	10,543	6,102	17,350
3.06.02	Financial expenses	(253,404)	(238,944)	(27,193)	(204,400)
3.06.02.01	Financial expenses	(100,984)	(210,858)	(50,393)	(133,946)
3.06.02.02	Exchange variation, net	(152,420)	(28,086)	23,200	(70,454)
3.07	Result before taxes	(269,836)	(575,191)	(223,315)	(745,286)
3.08	Income taxes	(2,545)	(2,563)	(642)	(3,482)
3.08.01	Current	-	-	(1,423)	(3,408)
3.08.02	Deferred	(2,545)	(2,563)	781	(74)
3.09	Result from continuing operations, net	(272,381)	(577,754)	(223,957)	(748,768)
3.11	Net loss for the period	(272,381)	(577,754)	(223,957)	(748,768)

GOL Linhas Aéreas Inteligentes S.A.

Individual Statements of Comprehensive Income

(In thousands of Brazilian Reais)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2014 to 09/30/2014	01/01/2014 to 09/30/2014	07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013
4.01	Net loss for the period	(272,381)	(577,754)	(223,957)	(748,768)
4.02	Other comprehensive income/loss	(21,198)	(77,875)	(130)	29,166
4.02.01	Cash flow hedges	(32,118)	(117,992)	(197)	44,191
4.02.02	Tax effect	10,920	40,117	67	(15,025)
4.03	Comprehensive loss for the period	(293,579)	(655,629)	(224,087)	(719,602)

GOL Linhas Aéreas Inteligentes S.A.

Individual Financial Statements / Statements of Cash Flows - Indirect Method

(In thousands of Brazilian Reais)

		Current Quarter	Same Quarter Prior Year
Line code	Line item	07/01/2014 to 09/30/2014	07/01/2013 to 09/30/2013
6.01	Net cash used in operating activities	(292,446)	258,226
6.01.01	Cash flows from operating activities	448,331	784,385
6.01.01.02	Deferred taxes	2,563	74
6.01.01.03	Equity in subsidiaries	410,556	650,398
6.01.01.04	Share-based payments	5,150	4,295
6.01.01.05	Exchange and monetary variations, net	32,270	117,366
6.01.01.06	Interest on loans	110,226	99,457
6.01.01.08	Interest paid	(128,335)	(103,355)
6.01.01.09	Income tax paid	-	(3,408)
6.01.01.10	Unrealized results of hedge, net	15,901	19,558
6.01.02	Changes assets and liabilities	(163,023)	222,609
6.01.02.01	Deposits	(5,623)	1,136
6.01.02.02	Prepaid expenses and recoverable taxes	11,439	5,864
6.01.02.04	Tax obligations	(120)	(1,302)
6.01.02.07	Other obligations	(223)	2,010
6.01.02.08	Suppliers	(3,335)	1,732
6.01.02.11	Other assets	7,014	17,318
6.01.02.12	Financial applications used for trading	(171,570)	173,874
6.01.02.13	Salaries, wages and benefits	(605)	711
6.01.02.14	Dividends and interest on capital received through subsidiary	-	21,266
6.01.03	Others	(577,754)	(748,768)
6.01.03.01	Net loss for the period	(577,754)	(748,768)
6.02	Net cash used in investing activities	(43,824)	284,595
6.02.01	Advance for future capital increase	65,703	-
6.02.02	Restricted cash	(1,398)	(20,106)
6.02.03	Advances for property, plant and equipment acquisition	98,766	-
6.02.04	Property, plant and equipment acquisition	-	45,653
6.02.05	Advances for future capital increase	-	(223,818)
6.02.06	Related-party transactions	(645)	482,866
6.02.07	Capital increase on subsidiary	(830,799)	-
6.02.08	Dividends received by subsidiary	80,693	-
6.02.09	Capital decrease by subsidiary	543,856	-
6.03	Net cash generated by financing activities	384,280	(395,439)
6.03.01	Shares to be issued	88	-
6.03.02	Loan funding	835,032	-
6.03.03	Credit with related parties	467,212	(385,559)
6.03.04	Capital increase	116,482	1,885
6.03.05	Cost on issue of shares	(4,935)	-
6.03.06	Loan and lease payment	(1,009,736)	(15,000)
6.03.07	Disposal of treasury shares	-	3,235
6.03.08	Cost on loans	(19,863)	-
6.05	Net increase (decrease) in cash and cash equivalents	48,010	147,382
6.05.01	Cash and cash equivalents at beginning of the period	343,793	247,145
6.05.02	Cash and cash equivalents at end of the period	391,803	394,527

GOL Linhas Aéreas Inteligentes S.A.

Individual Financial Statements / Statements of Changes in Equity - From 01/01/2014 to 09/30/2014

(In thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening balance	2,469,623	767,818	(2,568,353)	(18,162)	650,926
5.03	Adjusted balance	2,469,623	767,818	(2,568,353)	(18,162)	650,926
5.04	Shareholders’ capital transactions	111,635	82,041	-	-	193,676
5.04.01	Capital increase	116,403	-	-	-	116,403
5.04.02	Cost on issue of shares	(4,935)	-	-	-	(4,935)
5.04.08	Share-based payments	-	6,219	-	-	6,219
5.04.09	Capital increase by exercise of stock options	167	-	-	-	167
5.04.10	Gains on change on investment	-	1,852	-	-	1,852
5.04.11	Gains on investment sold - G.A. Smiles	-	73,970	-	-	73,970
5.05	Total comprehensive income/loss	-	-	(577,754)	(77,875)	(655,629)
5.05.01	Net loss for the period	-	-	(577,754)	-	(577,754)
5.05.02	Other comprehensive income/loss	-	-	-	(77,875)	(77,875)
5.05.02.07	Other comprehensive results, net	-	-	-	(77,875)	(77,875)
5.07	Closing balance	2,581,258	849,859	(3,146,107)	(96,037)	188,973

GOL Linhas Aéreas Inteligentes S.A.

Individual Financial Statements / Statement of Changes in Equity - From 01/01/2013 to 09/30/2013

(In thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening balance	2,467,738	105,478	(1,771,806)	(68,582)	732,828
5.03	Adjusted balance	2,467,738	105,478	(1,771,806)	(68,582)	732,828
5.04	Shareholders’ capital transactions	1,885	619,260	-	-	621,145
5.04.08	Share-based payments	1,885	4,983	-	-	6,868
5.04.09	Treasury shares sold	-	3,235	-	-	3,235
5.04.10	Change on equity through IPO	-	611,042	-	-	611,042
5.05	Total comprehensive income/loss	-	-	(748,768)	29,166	(719,602)
5.05.01	Net loss for the period	-	-	(748,768)	-	(748,768)
5.05.02	Other comprehensive income	-	-	-	29,166	29,166
5.05.02.07	Other comprehensive results, net	-	-	-	29,166	29,166
5.07	Closing balance	2,469,623	724,738	(2,520,574)	(39,416)	634,371

GOL Linhas Aéreas Inteligentes S.A.

Individual Financial Statements / Statements of Value Added

(In thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2014 to 09/30/2014	01/01/2013 to 09/30/2013
7.01	Revenue	74,147	109,128
7.01.02	Other revenue	74,147	109,128
7.01.02.01	Other operating income	74,147	109,128
7.02	Acquired from third parties	(5,315)	(10,715)
7.02.02	Material, power, third-party services and other	(5,315)	(10,715)
7.03	Gross value added	68,832	98,413
7.05	Added value produced	68,832	98,413
7.06	Value added received in transfer	(400,013)	(633,048)
7.06.01	Equity in subsidiaries	(410,556)	(650,398)
7.06.02	Financial income	10,543	17,350
7.07	Total wealth for distribution	(331,181)	(534,635)
7.08	Wealth for distribution	(331,181)	(534,635)
7.08.01	Employees	5,358	5,822
7.08.02	Taxes	2,271	3,911
7.08.03	Third-party capital remuneration	238,944	204,400
7.08.04	Return on own capital	(577,754)	(748,768)
7.08.04.03	Loss for the period	(577,754)	(748,768)

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements / Statement of Financial Position - Assets

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 09/30/2014	Prior Year 12/31/2013
1	Total assets	10,438,386	10,638,448
1.01	Current assets	3,298,087	3,565,709
1.01.01	Cash and cash equivalents	1,942,277	1,635,647
1.01.02	Short-term investments	493,802	1,244,034
1.01.02.01	Short-term investments at fair value	493,802	1,244,034
1.01.02.01.03	Restricted cash	56,732	88,417
1.01.02.01.04	Short-term investments	437,070	1,155,617
1.01.03	Accounts receivable	532,277	324,821
1.01.04	Inventories	136,599	117,144
1.01.06	Recoverable taxes	60,648	52,124
1.01.07	Prepaid expenses	81,445	80,655
1.01.08	Other current assets	51,039	111,284
1.01.08.03	Others	51,039	111,284
1.01.08.03.03	Other credits	47,403	62,350
1.01.08.03.04	Rights on derivatives transactions	3,636	48,934
1.02	Noncurrent assets	7,140,299	7,072,739
1.02.01	Long-term assets	1,858,582	1,606,390
1.02.01.06	Taxes	616,816	561,694
1.02.01.06.01	Deferred Taxes	547,670	488,157
1.02.01.06.02	Recoverable taxes	69,146	73,537
1.02.01.07	Prepaid expenses	20,317	26,526
1.02.01.09	Other noncurrent assets	1,221,449	1,018,170
1.02.01.09.03	Restricted cash	280,458	166,039
1.02.01.09.04	Deposits	916,397	847,708
1.02.01.09.05	Other credits	24,594	4,423
1.02.02	Investments	8,012	-
1.02.03	Property, plant and equipment	3,556,933	3,772,159
1.02.03.01	Property, plant and equipment in operation	1,436,367	1,596,462
1.02.03.01.01	Other flight equipments	932,191	987,310
1.02.03.01.02	Advances for property, plant and equipment acquisition	374,866	467,763
1.02.03.01.04	Others	129,310	141,389
1.02.03.02	Property, plant and equipment under leasing	2,120,566	2,175,697
1.02.03.02.01	Property, plant and equipment under financial leasing	2,120,566	2,175,697
1.02.04	Intangible	1,716,772	1,694,190
1.02.04.01	Intangible	1,156,607	1,151,888
1.02.04.02	Goodwill	560,165	542,302

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements / Statement of Financial Position - Liabilities

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 09/30/2014	Prior Year 12/31/2013
2	Total Liabilities and Equity	10,438,386	10,638,448
2.01	Current liabilities	4,279,490	3,446,791
2.01.01	Salaries, wages and benefits	296,527	233,584
2.01.01.02	Salaries, wages and benefits	296,527	233,584
2.01.02	Suppliers	479,169	502,919
2.01.03	Taxes payable	74,205	94,430
2.01.04	Short-term debt	1,229,113	440,834
2.01.05	Other liabilities	2,028,580	1,975,553
2.01.05.02	Others	2,028,580	1,975,553
2.01.05.02.04	Taxes and landing fees	334,232	271,334
2.01.05.02.05	Advance ticket sales	1,272,118	1,219,802
2.01.05.02.06	Mileage program	209,070	195,935
2.01.05.02.07	Advances from customers	21,818	167,759
2.01.05.02.08	Other liabilities	142,695	90,408
2.01.05.02.09	Liabilities from derivative transactions	40,647	30,315
2.01.06	Provisions	179,896	199,471
2.02	Noncurrent liabilities	5,790,078	5,973,157
2.02.01	Long-term debt	4,840,398	5,148,551
2.02.02	Other liabilities	683,632	541,703
2.02.02.02	Others	683,632	541,703
2.02.02.02.03	Mileage program	515,985	456,290
2.02.02.02.04	Advances from customers	-	3,645
2.02.02.02.05	Taxes payable	63,385	61,038
2.02.02.02.06	Other liabilities	104,262	20,730
2.02.04	Provisions	266,048	282,903
2.03	Consolidated equity	368,818	1,218,500
2.03.01	Capital	2,467,930	2,356,295
2.03.01.01	Issued capital	2,618,056	2,501,574
2.03.01.02	Cost on issued shares	(150,214)	(145,279)
2.03.01.03	Shares to be issued	88	-
2.03.02	Capital reserves	162,907	156,688
2.03.02.01	Premium on issue of shares	32,387	32,387
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(31,262)	(32,116)
2.03.02.07	Share-based payments	90,803	85,438
2.03.05	Accumulated losses	(3,032,779)	(2,455,025)
2.03.06	Equity valuation adjustments	590,915	592,968
2.03.06.01	Equity valuation adjustments	(96,037)	(18,162)
2.03.06.02	Change in equity through public offer	686,952	611,130
2.03.09	Participation of non-controlling Company’s shareholders	179,845	567,574

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements /Statements of Operations

(In thousands of Brazilian Reais)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2014 to 09/30/2014	01/01/2014 to 09/30/2014	07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013
3.01	Sales and services revenue	2,461,692	7,336,380	2,230,501	6,228,002
3.01.01	Passenger	2,189,349	6,605,046	2,042,142	5,670,810
3.01.02	Cargo and other	272,343	731,334	188,359	557,192
3.02	Cost of sales and/or services	(1,969,714)	(5,987,436)	(1,896,698)	(5,373,167)
3.03	Gross profit	491,978	1,348,944	333,803	854,835
3.04	Operating expenses	(340,020)	(1,014,688)	(296,768)	(751,703)
3.04.01	Sales expenses	(193,304)	(618,704)	(176,871)	(483,655)
3.04.01.01	Marketing expenses	(193,304)	(618,704)	(176,871)	(483,655)
3.04.02	General and administrative expenses	(144,800)	(467,734)	(162,323)	(377,176)
3.04.04	Other operating income	(1,153)	73,920	42,426	109,128
3.04.06	Equity in subsidiaries	(763)	(2,170)	-	-
3.05	Result before income taxes and financial result	151,958	334,256	37,035	103,132
3.06	Financial result	(434,883)	(734,360)	(186,786)	(718,693)
3.06.01	Financial income	118,548	289,612	202,535	382,743
3.06.01.01	Financial income	118,548	289,612	202,535	382,743
3.06.02	Financial expenses	(553,431)	(1,023,972)	(389,321)	(1,101,436)
3.06.02.04	Exchange variation, net	(281,135)	(173,257)	(24,848)	(299,379)
3.06.02.05	Financial expenses	(272,296)	(850,715)	(364,473)	(802,057)
3.07	Loss before income taxes	(282,925)	(400,104)	(149,751)	(615,561)
3.08	Income taxes	37,797	(86,150)	(47,290)	(89,724)
3.08.01	Current	(30,198)	(104,253)	(27,735)	(56,107)
3.08.02	Deferred	67,995	18,103	(19,555)	(33,617)
3.09	Result from continuing operations, net	(245,128)	(486,254)	(197,041)	(705,285)
3.11	Net loss for the period	(245,128)	(486,254)	(197,041)	(705,285)
3.11.01	Attributable to Company’ shareholders	(272,381)	(577,754)	(223,957)	(748,768)
3.11.02	Attributable to non-controlling Company’ shareholders	27,253	91,500	26,916	43,483

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Statements of Comprehensive Income

(In thousands of Brazilian Reais)

		Current Quarter	Current Year	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2014 to 09/30/2014	01/01/2014 to 09/30/2014	07/01/2013 to 09/30/2013	01/01/2013 to 09/30/2013
4.01	Net loss for the period	(245,128)	(486,254)	(197,041)	(705,285)
4.02	Other comprehensive income/loss	(21,198)	(77,875)	(130)	29,166
4.02.01	Cash flow hedges	(32,118)	(117,992)	(197)	44,191
4.02.02	Tax effect	10,920	40,117	67	(15,025)
4.03	Comprehensive income/loss for the period	(266,326)	(564,129)	(197,171)	(676,119)
4.03.01	Attributable to Company’ shareholders	(293,579)	(655,629)	(224,087)	(719,602)
4.03.02	Attributable to non-controlling Company’ shareholders	27,253	91,500	26,916	43,483

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements / Statements of Cash Flows - Indirect Method

(In thousands of Brazilian Reais)

		Current Quarter	Same Quarter Prior Year
Line code	Line item	07/01/2014 to 09/30/2014	07/01/2013 to 09/30/2013
6.01	Net cash used in operating activities	682,411	156,093
6.01.01	Cash flows from operating activities	946,779	930,724
6.01.01.01	Depreciation and amortization	369,183	380,465
6.01.01.02	Allowance for doubtful accounts	12,544	22,133
6.01.01.03	Provisions for judicial deposits	7,718	12,370
6.01.01.05	Reversion for inventory obsolescence	25	(8,846)
6.01.01.06	Deferred taxes	(18,103)	33,617
6.01.01.07	Share-based payments	7,109	4,983
6.01.01.08	Exchange and monetary variations, net	362,982	382,801
6.01.01.09	Interest on loans and financial lease	253,192	202,833
6.01.01.10	Unrealized hedge results	15,901	47,925
6.01.01.14	Mileage program	(113,408)	(165,431)
6.01.01.15	Write-off property, plant and equipment and intangible assets	39	7,793
6.01.01.16	Result share plan provision	47,427	10,081
6.01.01.17	Equity in subsidiaries	2,170	-
6.01.02	Changes assets and liabilities	221,886	(69,346)
6.01.02.01	Accounts receivable	(220,000)	(65,415)
6.01.02.02	Inventories	(19,480)	11,543
6.01.02.03	Deposits	(39,529)	(82,682)
6.01.02.04	Prepaid expenses, insurance and tax recoverable	(8,043)	28,731
6.01.02.05	Other assets	(5,224)	16,027
6.01.02.06	Suppliers	(47,842)	(45,520)
6.01.02.07	Advanced ticket sales	52,316	386,269
6.01.02.08	Advances from customers	(149,586)	172,544
6.01.02.09	Salaries, wages and benefits	15,516	10,106
6.01.02.10	Taxes and landing fees	62,898	(4,119)
6.01.02.11	Taxes payable	73,045	36,253
6.01.02.12	Provisions	(116,557)	(198,577)
6.01.02.14	Interest paid	(293,603)	(242,764)
6.01.02.15	Income tax paid	(90,924)	(44,090)
6.01.02.17	Mileage program	186,238	293,453
6.01.02.18	Other Liabilities	136,161	61,969
6.01.02.19	Liabilities from Derivative Transactions	(32,047)	(32,834)
6.01.02.20	Financial applications used for trading	718,547	(370,240)
6.01.03	Others	(486,254)	(705,285)
6.01.03.01	Net loss for the period	(486,254)	(705,285)
6.02	Net cash used in investing activities	(134,080)	(246,154)
6.02.01	Investment acquisition	(18,750)	-
6.02.02	Restricted cash	(82,734)	(121,648)
6.02.03	Investment sale, net	65,703	-
6.02.04	Intangible	(24,954)	(15,740)
6.02.05	Property, Plant and Equipment	(166,243)	(108,766)
6.02.06	Advances for property, plant and equipment acquisition	92,898	-

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements / Statements of Cash Flows - Indirect Method (Continued)

(In thousands of Brazilian Reais)

		Current Quarter	Same Quarter Prior Year
Line code	Line item	07/01/2014 to 09/30/2014	07/01/2013 to 09/30/2013
6.03	Net cash generated by financing activities	(142,438)	967,895
6.03.01	Cost on loans	(61,293)	(31,378)
6.03.02	Loan funding	1,796,711	429,103
6.03.03	Loan and lease payment	(1,274,545)	(345,720)
6.03.04	Capital increase	119,141	1,885
6.03.05	Dividends and interest on capital paid through subsidiary	-	(15,850)
6.03.06	Financial leasing payment	(194,052)	(169,333)
6.03.07	Disposal of treasury shares	-	3,235
6.03.08	Capital increase on subsidiary	-	1,095,953
6.03.09	Capital decrease by subsidiary	(456,144)	-
6.03.10	Cost on issue of shares	(4,935)	-
6.03.11	Shares to be issued	88	-
6.03.12	Dividend Paid	(67.409)	-
6.04	Exchange and monetary variations, net	(99,263)	(24,085)
6.05	Net increase (decrease) in cash and cash equivalents	306,630	853,749
6.05.01	Cash and cash equivalents at beginning of the period	1,635,647	775,551
6.05.02	Cash and cash equivalents at end of the period	1,942,277	1,629,300

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements / Statements of Changes in Equity - From 01/01/2014 to 09/30/2014

(In thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, Options Granted and Treasury Shares	Accumulated Losses	Other Comprehensive Income	Consolidated Equity	Non-controlling Interests	Total Consolidated Equity
5.01	Opening balance	2,356,295	767,818	(2,455,025)	(18,162)	650,926	567,574	1,218,500
5.03	Adjusted balance	2,356,295	767,818	(2,455,025)	(18,162)	650,926	567,574	1,218,500
5.04	Shareholders capital transactions	111,635	82,041	-	-	193,676	(479,229)	(285,553)
5.04.01	Capital increase	116,403	-	-	-	116,403	-	116,403
5.04.02	Cost on Issued Shares	(4,935)	-	-	-	(4,935)	-	(4,935)
5.04.06	Dividend	-	-	-	-	-	(67,409)	(67,409)
5.04.08	Share-based payments	-	6,219	-	-	6,219	890	7,109
5.04.09	Capital increase by exercise of stock options	167	-	-	-	167	2,659	2,826
5.04.10	Gains on change on investment	-	1,852	-	-	1,852	2,826	4,678
5.04.11	Gains on investment sold - G.A. Smiles	-	73,970	-	-	73,970	37,949	111,919
5.04.14	Capital decrease of subsidiary	-	-	-	-	-	(456,144)	(456,144)
5.05	Total comprehensive income/loss	-	-	(577,754)	(77,875)	(655,629)	91,500	(564,129)
5.05.01	Net loss for the period	-	-	(577,754)	-	(577,754)	91,500	(486,254)
5.05.02	Other comprehensive income/loss	-	-	-	(77,875)	(77,875)	-	(77,875)
5.05.02.08	Other comprehensive results, net	-	-	-	(77,875)	(77,875)	-	(77,875)
5.07	Closing balance	2,467,930	849,859	(3,032,779)	(96,037)	188,973	179,845	368,818

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements / Statement of Changes in Equity - From 01/01/2013 to 09/30/2013

(In thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital Reserves, Options Granted and Treasury Shares	Accumulated Losses	Other Comprehensive Income	Total Consolidated Equity	Non-Controlling Interests	Total Consolidated Equity
5.01	Opening balance	2,354,410	105,478	(1,658,478)	(68,582)	732,828	-	732,828
5.03	Adjusted opening balance	2,354,410	105,478	(1,658,478)	(68,582)	732,828	-	732,828
5.04	Shareholders capital transactions	1,885	619,260	-	-	621,145	469,464	1,090,609
5.04.06	Dividends paid by subsidiary	-	-	-	-	-	(8,040)	(8,040)
5.04.07	Interest on capital paid by subsidiary	-	-	-	-	-	(7,810)	(7,810)
5.04.08	Share-based payments	1,885	4,983	-	-	6,868	403	7,271
5.04.09	Treasury shares sold	-	3,235	-	-	3,235	-	3,235
5.04.10	Change on equity through Public Offer	-	611,042	-	-	611,042	484,911	1,095,953
5.05	Total comprehensive income	-	-	(748,768)	29,166	(719,602)	43,483	(676,119)
5.05.02	Other comprehensive income, net	-	-	(748,768)	29,166	(719,602)	43,483	(676,119)
5.05.02.07	Loss for the period	-	-	(748,768)	-	(748,768)	43,483	(705,285)
5.05.02.08	Other comprehensive results, net	-	-	-	29,166	29,166	-	29,166
5.07	Closing balance	2,356,295	724,738	(2,407,246)	(39,416)	634,371	512,947	1,147,318

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements / Statements of Value Added

(In thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2014 to 09/30/2014	01/01/2013 to 09/30/2013
7.01	Revenue	7,837,780	6,696,960
7.01.02	Other revenue	7,835,345	6,705,220
7.01.02.01	Passengers, cargo and other	7,761,425	6,596,092
7.01.02.02	Other operating income	73,920	109,128
7.01.04	Allowance/reversal for doubtful accounts	2,435	(8,260)
7.02	Acquired from third parties	(5,102,302)	(4,415,068)
7.02.02	Material, power, third-party services and other	(1,727,898)	(1,407,352)
7.02.04	Other	(3,374,404)	(3,007,716)
7.02.04.01	Suppliers of fuel and lubrificants	(2,888,275)	(2,673,483)
7.02.04.02	Aircraft insurance	(16,079)	(15,406)
7.02.04.03	Sales and advertising	(470,050)	(318,827)
7.03	Gross value added	2,735,478	2,281,892
7.04	Retentions	(369,183)	(380,465)
7.04.01	Depreciation, amortization and exhaustion	(369,183)	(380,465)
7.05	Added value produced	2,366,295	1,901,427
7.06	Value added received in transfer	287,442	382,743
7.06.01	Equity in subsidiaries	(2,170)	-
7.06.02	Financial income	289,612	382,743
7.07	Total wealth for distribution	2,653,737	2,284,170
7.08	Wealth for distribution	2,653,737	2,284,170
7.08.01	Employees	966,907	902,000
7.08.02	Taxes	521,945	451,929
7.08.03	Third-party capital remuneration	1,651,139	1,592,043
7.08.04	Capital remuneration	(486,254)	(661,802)
7.08.04.02	Dividend	-	15,850
7.08.04.03	Loss for the period	(577,754)	(705,285)
7.08.04.04	Non-controlling interest	91,500	27,633

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

1.     General information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company established on March 12, 2004, in accordance with the Brazilian Corporate Laws. The Company is engaged in controlling its subsidiaries: (i) VRG Linhas Aéreas S.A. (“VRG”), which essentially explores (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; and (b) complementary activities of flight transport services provided in its bylaws; and (ii) Smiles S.A., which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent Company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance (“Finance”), Gol LuxCo S.A. (“Gol LuxCo”), Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) and indirect parent Company of Webjet Linhas Aéreas S.A. ("Webjet").The Company’s shares are traded on São Paulo Stock Exchange - BM&FBOVESPA and on the New York Stock Exchange - NYSE. The Company adopted Differentiated Corporate Governance Practices of Level 2 from BM&FBOVESPA and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to the differentiated corporate governance practices.

2.     Approval and summary of significant accounting policies applied in preparing the interim financial information

The interim Financial Information was authorized for issuance at the Board of Directors’ meeting held on November 11, 2014. The Company’s registered Office is at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

2.1.    Basis of preparation

The Consolidated Interim Financial Information was prepared for the three and nine-month period ended September 30, 2014 in accordance with International Accounting Standards (“IAS”) n.34, and with corresponding Brazilian technical pronouncement CPC 21 (R1) which comprises the interim financial report.

IAS 34 requires the use of certain accounting estimates by Company’s Management. The consolidated interim financial information was prepared based on historical cost, except for certain financial assets and liabilities measured at fair value.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

2.   Approval and summary of significant accounting policies applied in preparing the interim financial information (Continued)

2.1.    Basis of preparation (Continued)

The Individual Interim Financial Information was prepared in accordance with the technical pronouncement CPC 21 (R1) which comprises the interim financial reporting.

The Individual Interim Financial information measures investments in subsidiaries by the equity method, according to Brazilian legislation. Thus, the individual interim financial information is not in accordance with International Financial Reporting Standards (“IFRS”), which requires the valuation of these investments on the individual financial statements of the Parent Company at fair value or cost.

This Individual and Consolidated Interim Financial Information do not include all the information and disclosure items required in the consolidated annual financial statements and, therefore, it must be read along with the consolidated financial statements referring to the year ended December 31, 2013 filed on March 25, 2014, which were prepared in accordance with Brazilian accounting practices and IFRS. There were no changes in accounting policies adopted during the period from December 31, 2013 to September 30, 2014.

The shareholder’s equity individual and consolidated quarterly financial information do not present differences on its composition, except in respect of the non-controlling interest in Smiles S.A., highlighted in the consolidated equity.

The non-financial information included on this Individual and Consolidated Interim Financial Information, such as sales volume, agreement information, forecasts, insurance, among others, have not been audited.

2.2.    New accounting estimates, changes and assumptions

a)      Applicable as of January 01, 2014

•  Investment Entities (IFRS 10, 12 and IAS 12): provides an exception to the consolidation requirements to entities that fits in the definition of an investment entity in accordance with IFRS 10. The exception requires that the entities measure its subsidiaries at fair value through profit or loss. The Company’s management concluded that this review did not affect its interim financial information, since none of its entities qualifies as an investment entity.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

2.   Approval and summary of significant accounting policies applied in preparing the interim financial information (Continued)

2.2.    New accounting estimates, changes and assumptions (Continued)

a)    Applicable as of January 01, 2014 (Continued)

•  IAS 32 Offsetting Financial assets and liabilities - Review on IAS 32: These reviews clarifies the meaning of “currently have the legal right to offset known amounts” and the requirements of the non-simultaneous settlement to qualify for compensation. The Company’s management concluded that this review did not affect its interim financial information.

•  IFRIC 21 Taxes: Clarifies when an entity should recognize a tax liability as the tax payment operation occurs. For taxes that require the payment from a metric achievement, the interpretation indicated that no liability should be recognized until its metric is reached. The Company’s management concluded that this review did not affect its interim financial information.

•  IAS 39 Derivatives Renovation and Continued Hedge Accounting - Review on IAS 39: Assuage the discontinuing of the hedge accounting when the renovation of a derivative designated as hedge reaches certain criteria. The Company’s management concluded that this review did not affect its interim financial information.

b)      Issued by IASB but not applicable to the date of this interim financial information, and not early adopted by the Company

New standards

•  IFRS 9 Financial Instruments: As issued, reflects the first phase of the work of the IASB in order to replace the IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard would initially be applied to fiscal periods beginning on or after January 1, 2013, but the pronouncement “Amendments to IFRS 9 Mandatory effective Date of IFRS 9 and Transition Disclosures”, issued on December 2011, has postponed its term to January 1, 2015. On subsequent phases, the IASB will address issues such as hedge accounting and provision for losses on financial assets. The adoption of the first phase of IFRS 9 will have an impact on the classification and valuation of the Company's financial assets, but will not impact the classification and measurement of financial liabilities. The Company will quantify the effect in conjunction with the effects of the remaining stages of the IASB project, once the final rule is issued consolidated.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

2.   Approval and summary of significant accounting policies applied in preparing the interim financial information (Continued)

2.2.    New accounting estimates, changes and assumptions (Continued)

b)      Issued by IASB but not applicable to the date of this interim financial information, and not early adopted by the Company (Continued)

New standards (Continued)

•  IFRS 15 Revenue from customers’ agreements: Establishes a five-step model that the income earned from a contract with the client, regardless of the type of revenue or industry. Applies to all revenue agreements and provides a model for the recognition and measurement of gains or losses on the sale of certain non-financial assets that are not related to the ordinary activities of the entity (for example, sales of property, plant and equipment or intangible). Extensive disclosures are also required by this standard. This statement shall be applied for annual periods beginning on or after January 1, 2017, with earlier application allowed.

Amendments to existing standards

•  IFRS 5 Non-current assets held for sale and discontinued operations - Changes in the settlement method: Clarifies that the change of method of the settlement of the property, either by sale or by distribution to its owners, should not be considered as a new plan of alienation, but rather a continuation of the original plan. Thus, there is no interruption in the application of the requirements of IFRS 5. The amendment also clarifies that the change of the settlement method does not change the date of classification. This amendment should be applied prospectively for changes in the method of alienation occurring in annual periods beginning on or after 1 January 2016, with earlier application allowed.

•  IFRS 7 Financial instruments (Disclosure) - Service agreements: Clarifies that a service agreement that includes an administration fee may be characterized as a continuing involvement in some financial asset. An entity should evaluate the nature of the fee arrangement as guidance in paragraphs 7.B30 IFRS and IFRS 7.42C, in order to assess the required disclosures. This change should be applied for annual periods beginning on or after 1 January 2016, with earlier application allowed.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

2.   Approval and summary of significant accounting policies applied in preparing the interim financial information (Continued)

2.2.    New accounting estimates, changes and assumptions (Continued)

b)      Issued by IASB but not applicable to the date of this interim financial information, and not early adopted by the Company (Continued)

Amendments to existing standards (Continued)

•  IFRS 7 Financial instruments (Disclosure) - Applicability of disclosures offset to the condensed financial statements: The amendment removes the expression "and interim periods within those annual periods" of paragraph 44.R, clarifying that these disclosure requirements of IFRS 7 are not required to condensed financial statements. However, IAS 34 requires an entity to disclose "an explanation of events and transactions that are significant to an understanding of changes in financial position and performance of the entity since the end of the last year." So, if the disclosures in IFRS 7 reflect a significant update to the information contained in the latest annual report, it is expected that they are included in the condensed financial statements. This amendment should be applied retrospectively for annual periods beginning on or after 1 January 2016, with earlier application allowed.

•  IAS 19 Employee benefits - Discount rate, regional market issuance: The amendment clarifies that high quality corporate bonds should be evaluated based on the currency which the obligation is denominated, rather than the currency of the country where the obligation remains. When there is no bond market of high quality on the currency, public debt rates should be used. This amendment should be applied for annual periods beginning on or after 1 January 2016, with earlier application allowed.

•  IAS 34 Interim financial statements - Disclosures "elsewhere in the interim financial statements": Establishes that the interim disclosures should be included or necessary in the interim financial statements or incorporated by reference in the interim financial statements and wherever they are included within the information intermediary (for example, the management report or risk report). This amendment should be applied retrospectively for annual periods beginning on or after 1 January 2016, with earlier application allowed.

The Company intends to adopt those standards when it becomes effective by disclosing and recognizing the impacts on the interim financial information that may occur when the application of such standards.

There are no other standards and interpretations issued but not yet adopted that, in Management's opinion, have a significant impact on net income or equity issued by the Company.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

3.     Seasonality

The Company expects that revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the season holidays. Given the high portion of fixed costs, this seasonality tends to result in fluctuations in our operational quarter-on-quarter income.

4.     Cash and cash equivalents

	Individual		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Cash and bank deposits	64,402	320,276	493,222	667,985
Cash equivalents	327,401	23,517	1,449,055	967,662
	391,803	343,793	1,942,277	1,635,647

The cash equivalents breakdown is as follows:

	Individual		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Private bonds	326,610	19,471	1,032,938	537,196
Government bonds	-	271	-	65,673
Investment funds	791	3,775	416,116	364,793
	327,401	23,517	1,449,055	967,662

As of September 30, 2014, the cash equivalents were represented by private bonds (Bank Deposit Certificates - “CDBs”), buy-back transactions and time deposits paid at post fixed rates ranging between 85% and 104% of the Interbank Deposit Certificate Rate (“CDI”).

The investment funds were represented primarily by government bonds paid at a weighted average rate of 92% of the CDI rate.

The investment funds classified as cash equivalents have immediate liquidity and, according to the Company analysis, can be converted to a known amount of cash with insignificant risk of change in its value.

Repatriation of the generated cash in Venezuela

On January 23, 2014, the Venezuela government announced that the airline companies could request the repatriation of their resources generated by sales in Venezuela through CADIVI ("Comisión de Administración de Divisas") by the official rate of BS 6.30/US$1.00. This rate experienced a level increase and the rate as of September 30, 2014 was BS 12.00/US$1.00. The exchange variation control in Venezuela is determined on a weekly basis by its Federal Reserve (SICAD).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

4.   Cash and cash equivalents (Continued)

Repatriation of the generated cash on Venezuela (Continued)

Given this increase, the Company recorded a currency depreciation justified by the intention to repatriate its values related to the operations performed in Venezuela as of January, 2014. During the three-month period ended September 30, 2014, the Company repatriated the amount of BS 227,220 (US$20,226) at weighted average rate of BS 11.23/US$1.00, equivalent to R$47,300.

The total amount of the cash in Venezuela as of September 30, 2014 was R$399,291, which the portion accrued as an impairment from the Venezuelan Bolívar related to U.S. Dollar was R$82,227 with counterpart on "Foreign exchange variation, net" (see Note 28). The net recoverable balance of R$317,064 is recorded as “Cash and bank deposits”, which R$130,949 is related to the operations performed in 2014 and R$186,115 is related to the operation performed in 2013.

The register is subject to future changes due to the doubtful economic scenario in Vezenuela, with the possibility of new limitations in the cash flows by CADIVI or sanctions by the government that may difficult the cash repatriation of the amounts.

5.     Short-term investments

	Individual		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Private bonds	174,094	-	187,608	554,032
Government bonds	-	929	112,635	88,596
Investment funds	-	1,595	136,827	512,989
	174,094	2,524	437,070	1,155,617

As of September 30, 2014, the private bonds comprise financial letters with first-rate financial institutions, paid at a weighted average rate of 102% of the CDI rate.

Investment funds and government bonds are represented primarily by government bonds LTN, NTN and LFT paid at a weighted average of 100% of CDI rate.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

6.     Restricted cash

	Individual		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Margin deposits for hedge transactions (a)	-	-	98,560	29,845
Deposits in guarantee of letter of credit - Safra (b)	-	-	41,092	75,681
Escrow deposits - Bic Banco (c)	21,131	19,917	69,517	57,923
Escrow deposits - Leasing (d)	-	-	69,167	-
Escrow deposits - Debentures (e)	-	-	56,725	-
Guarantee deposits of forward transactions (e)	-	-	-	88,410
Other deposits	476	292	2,129	2,597
	21,607	20,209	337,190	254,456

Current (f)	7	7	56,732	88,417
Noncurrent	21,600	20,202	280,458	166,039

(a)     Denominated in U.S. Dollar, remunerated by libor rate (average remuneration of 0.5% p.a.).

(b)     The guarantee amount is related to Webjet’s loan (See Note 18).

(c)     The amount of R$21,131 on the individual Company and which comprises the consolidated balance is related to a contractual guarantee for STJ’s PIS and COFINS proceeding, paid to GLAI as detailed in Note 24c) and existing notes guarantees.

(d)     Is related to a credit letter of operational leasings of aircraft.

(e)     Is related to debentures issued by the subsidiary Smiles at fair value, classified as current assets. For further information, see Note 18.

(f)      As of December 31, 2013, the Company held escrow deposits of forward transactions applied in LTN and LFT (average remuneration of 9.7% p.a.) classified as current assets. These operations were fully paid during the nine-month period ended September 30, 2014.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

7.     Trade receivable

	Consolidated
	09/30/2014	12/31/2013
Local currency:
Credit card administrators	181,854	74,359
Travel agencies	255,204	175,723
Installment sales	43,768	45,475
Cargo agencies	34,269	32,339
Airline partners companies	30,706	20,544
Other (a)	33,343	21,153
	579,144	369,593
Foreign currency:
Credit card administrators	25,604	27,156
Travel agencies	10,172	11,881
Cargo agencies	24	1,321
	35,800	40,358
	614,944	409,951

Allowance for doubtful accounts	(82,666)	(85,101)
	532,278	324,850

Current	532,277	324,821
Noncurrent (b)	1	29

(a)     From the total amount of R$33,343, R$16,519 is related to Air France-KLM investment to be received on June, 2015. For further information, see Note 12e.

(b)     The portion of noncurrent trade receivables is recorded in “Other receivables” in noncurrent assets and corresponds to installment sales from the Voe Fácil Program, with maturity over 360 days.

The aging list of accounts receivable is as follows:

	Consolidated
	09/30/2014	12/31/2013
Falling due	455,517	280,271
Overdue until 30 days	19,147	17,778
Overdue 31 to 60 days	6,465	6,864
Overdue 61 to 90 days	3,689	6,196
Overdue 91 to 180 days	29,336	5,830
Overdue 181 to 360 days	15,399	12,464
Overdue above 360 days	85,391	80,548
	614,944	409,951

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

7.   Trade receivable (Continued)

The average collection period of installment sales is 6 months and a 6.99% monthly interest is charged on the receivable balance, recognized in financial result. The average collection period of the other receivables is 127 days (122 days as of December 31, 2013).

The changes in the allowance for doubtful accounts are as follows:

	Consolidated
	09/30/2014	12/31/2013
Balance at beginning of the period	(85,101)	(80,712)
Additions	(12,544)	(32,849)
Unrecoverable amounts	7,470	8,119
Recoveries	7,509	20,341
Balance at the end of the period	(82,666)	(85,101)

8.     Inventories

	Consolidated
	09/30/2014	12/31/2013
Consumables	22,487	19,601
Parts and maintenance materials	120,923	105,649
Advances to suppliers	487	286
Others	4,954	3,835
Provision for obsolescence	(12,252)	(12,227)
	136,599	117,144

The changes in the allowance for inventory obsolescence are as follows:

	Consolidated
	09/30/2014	12/31/2013
Balance at the beginning of the period	(12,227)	(17,591)
Additions	(104)	(3,702)
Write-off and reversal	79	9,066
Balance at the end of the period	(12,252)	(12,227)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

9.     Deferred and recoverable taxes

a)      Recoverable taxes

	Individual		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013

ICMS	-	-	38,180	32,205
Prepaid IRPJ and CSSL	27,346	37,124	54,699	46,389
IRRF	571	1,845	7,960	26,505
PIS and COFINS	-	-	4,910	2,177
Withholding tax of public institutions	-	-	13,524	8,693
Value added tax - IVA	-	-	9,066	6,544
Income tax on imports	640	591	745	2,741
Others	-	-	710	407
Total recoverable taxes - current	28,557	39,560	129,794	125,661

Current assets	9,422	9,991	60,648	52,124
Noncurrent assets	19,135	29,569	69,146	73,537

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

9.   Deferred and recoverable taxes (Continued)

b)      Deferred taxes - long term

	GLAI		VRG		Smiles		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013	09/30/2014	12/31/2013	09/30/2014	12/31/2013

Tax losses	39,475	39,475	394,045	394,045	-	-	433,520	433,520
Negative basis of social contribution	14,211	14,211	141,857	141,857	-	-	156,068	156,068

Temporary differences:
Mileage program	-	-	55,982	94,540	-	-	55,982	94,540
Allowance for doubtful accounts and other credits	-	-	88,734	73,200	226	100	88,960	73,300
Provision for losses on VRG’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal and tax liabilities	1,198	1,219	42,502	48,434	135	36	43,835	49,689
Aircraft return	-	-	94,114	85,350	-	-	94,114	85,350
Derivative transactions not settled	-	-	64,725	15,727	-	-	64,725	15,727
Tax benefit due to goodwill incorporation (a)	-	-	-	-	62,000	72,942	62,000	72,942
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Maintenance deposits	-	-	(139,581)	(140,246)	-	-	(139,581)	(140,246)
Depreciation of engines and parts for aircraft maintenance	-	-	(163,343)	(158,775)	-	-	(163,343)	(158,775)
Reversal of goodwill amortization on VRG’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leasing	-	-	33,978	34,764	-	-	33,978	34,764
Others (b)	(1,671)	93	130,587	94,911	11,471	4,230	154,947	108,813
Total deferred tax and social contribution - noncurrent	53,213	54,998	406,065	346,272	73,832	77,308	547,670	488,157

(a)      Related to the tax benefit from the reverse incorporation of the G.A. Smiles Participações S.A. by the Company’s subsidiary Smiles S.A. Under the terms of the current legislation, the goodwill generated by the operation will be a deductible expense on the Income Tax and Social Contribution calculation.

(b)      The portion of taxes on Smiles unrealized profit in the amount of R$14,560 is registered directly in the consolidated column (R$9,579 as of December 31, 2013).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

9.   Deferred and recoverable taxes (Continued)

b)    Deferred taxes - long term (Continued)

       The Company and its direct subsidiary VRG and indirect subsidiary Webjet have tax losses and negative basis of social contribution in the calculation of taxable income, to compensate with 30% of annual taxable profits, without time limit for expiration, in the following amounts:

	Individual (GLAI)		Direct subsidiary (VRG)		Indirect subsidiary (Webjet)
	09/30/2014	12/31/2013	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Tax losses	235,907	235,907	2,951,550	2,602,369	765,800	712,849
Negative basis of social contribution	235,907	235,907	2,951,550	2,602,369	765,800	712,849

As of September 30, 2014, the tax credits arising from tax loss carryforwards and negative social contribution basis were valued based on the reasonably expected generation of future taxable income of the parent Company and its subsidiaries, subject to legal limitations.

Estimated recovery of deferred tax assets was based on taxable income projections, considering the assumptions above and several financial assumptions, business and internal and external factors considered at the end of the period. Consequently, the estimates may be subject to not materialize in the future, due to the uncertainties inherent in these estimates.

The Company and its subsidiaries hold the total amount of R$1,334,107, of which R$80,208 is related to its parent Company GLAI and R$1,263,899 is related to its subsidiaries VRG and Webjet.

The forecasts of the parent Company GLAI and the indirect subsidiary Webjet did not present sufficient taxable profits to be realized over the next 10 years and, as a result, a provision was recorded for unrealizable loss tax credits of R$26,522 for GLAI and R$260,372 for Webjet. For the subsidiary VRG such forecasts indicate sufficient taxable profits for such to be realized in the next 10 years. However, due to tax losses presented during the recent years, the Administration conducted a sensitivity analysis on the forecast results, and considering significant changes in the macroeconomic scenario, registered the deferred tax assets on tax losses based on the lowest value obtained in this analysis. As a result, the Company and its subsidiaries did not recognized of R$467,625 in its subsidiary VRG.

The Company’s management considers that the deferred assets recognized as of September 30, 2014 arising from temporary differences will be realized when the provisions are settled and the related future events are resolved.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

9.   Deferred and recoverable taxes (Continued)

b)    Deferred taxes - long term (Continued)

	Individual
	Three-month period ended on		Nine-month period ended on
	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Loss before income tax and social contribution	(269,836)	(223,315)	(575,191)	(745,286)
Combined tax rate	34%	34%	34%	34%
Income tax credits at the combined tax rate	91,744	75,927	195,565	253,397
Adjustments to calculate the effective tax rate:
Equity in subsidiaries	(4,945)	(80,809)	(139,589)	(221,135)
Tax losses from subsidiaries	(34,651)	5,022	(38,877)	2,755
Income tax on permanent differences and others	5	(4,781)	17	(8,351)
Nontaxable revenues (nondeductible expenses), net	(772)	(43)	(7,118)	(152)
Exchange differences on foreign investments	(54,887)	7,605	(10,797)	(26,433)
Interest on own capital	-	(3,563)	-	(3,563)
Benefit on tax losses and temporary differences not constituted	961	-	(1,764)	-
Expense from income tax and social contribution	(2,545)	(642)	(2,563)	(3,482)

Current income tax and social contribution	-	(1,423)	-	(3,408)
Deferred income tax and social contribution	(2,545)	781	(2,563)	(74)
	(2,545)	(642)	(2,563)	(3,482)
Effective rate	0.94%	0.29%	0.45%	0.47%

	Consolidated
	Three-month period ended on		Nine-month period ended on
	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Loss before income tax and social contribution	(282,925)	(149,751)	(400,104)	(615,561)
Combined tax rate	34%	34%	34%	34%
Income tax credits at the combined tax rate	96,195	50,915	136,035	209,291
Adjustments to calculate the effective tax rate:
Equity in subsidiaries	(260)	-	(738)	-
Tax losses from subsidiaries	(34,922)	4,955	(39,737)	2,687
Income tax on permanent differences and others	500	(5,410)	401	(9,753)
Nontaxable revenues (nondeductible expenses), net	4,117	(4,225)	(53,887)	(31,727)
Exchange differences on foreign investments	(75,536)	10,253	(14,328)	(14,991)
Interest on own capital	-	2,655	-	2,655
Benefit on tax losses and temporary differences not constituted	47,703	(106,433)	(113,896)	(247,886)
Expense from income tax and social contribution	37,797	(47,290)	(86,150)	(89,724)

Current income tax and social contribution	(30,198)	(27,735)	(104,253)	(56,107)
Deferred income tax and social contribution	67,995	(19,555)	18,103	(33,617)
	37,797	(47,290)	(86,150)	(89,724)
Effective rate	-	31.58%	21.53%	14.58%

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

10.  Prepaid expenses

	Individual		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Deferred losses from sale-leaseback transactions (a)	-	-	28,591	35,449
Prepaid hedge	-	-	-	1,532
Prepaid lease	-	-	42,003	27,238
Prepaid insurance	-	438	1,045	16,970
Prepaid commissions	-	-	18,547	18,509
Others (b)	-	-	11,576	7,483
	-	438	101,762	107,181

Current	-	438	81,445	80,655
Noncurrent	-	-	20,317	26,526

(a)     During the years 2007, 2008, and 2009, the Company recorded losses from sale-leaseback transactions performed by its subsidiary GAC Inc. related to 9 aircraft in the amount of R$89,337. These losses were deferred and are being amortized proportionally to the payments of the respective lease contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions is described in Note 30b.

(b)     Includes the amount of R$6,595 related to the agreement with Confederação Brasileira de Futebol (“CBF”) signed in 2013, for the sponsorship and transportation of the Brazilian soccer team and other participating teams in the Brazilian cup and championship, with maturity in the year 2017.

11.  Deposits

	Individual		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Escrow deposits (a)	25,793	20,170	249,107	217,540
Maintenance deposits (b)	-	-	410,571	412,488
Deposits in guarantee for lease agreements (c)	-	-	256,719	217,680
	25,793	20,170	916,397	847,708

a)    Escrow deposits

Deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the blocked amount in escrow is related to civil and labor claims arising on the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of September 30, 2014 the blocked amounts regarding the Varig’ succession and the third-party lawsuits are R$84,689 and R$65,818 respectively (R$71,457 and R$52,343 as of December 31, 2013, respectively).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

11. Deposits (Continued)

b)    Maintenance deposits

       The Company and its subsidiaries VRG and Webjet made deposits in U.S. Dollars for maintenance of aircraft and engines that will be used in future events as set forth in some leasing contracts.

       The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

c)    Deposits in guarantee for lease agreements

As required by the lease agreements, the Company and its subsidiaries hold guarantee deposits in U.S. Dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

12.  Transactions with related parties

a)    Loan agreements - Noncurrent assets and liabilities

       Parent Company

       The Company maintains loan agreements, assets and liabilities, with its subsidiary VRG without interest, maturity or guarantees prescribed, as set forth below:

	Asset		Liability
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
GLAI with VRG	50,606	49,961	-	-
GAC with VRG*	-	-	119,453	113,741
LuxCo with VRG	-	-	16,260	-
	50,606	49,961	135,713	113,741

(*) The values that the Company maintains with GAC and Finance, subsidiaries abroad, are subject to exchange rate variations on U.S. Dollars.

Additionally, the Parent Company holds loans between: Finance (asset) with Gol LuxCo (liability) and Gol LuxCo (asset) with GAC (liability) in the amount of R$537,299. These transactions are eliminated by the Company, since the entities are offshore and are considered an extension of the Company’s operations.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

12. Transactions with related parties (Continued)

b)    Transportation services and consulting

       Parent Company

During the nine-month period ended September 30, 2014, VRG transferred to LuxCo assumed the debt of the Senior Bond maturing in 2023, as described in Note 18. As counterpart, besides the receiving of the financial resources in the amount of R$86,231, LuxCo also signed with VRG a liability agreement in the amount of R$16,260, which corresponds to the remaining amount of the obligation. All the agreements related to transportation and consulting services are held by the Company’ subsidiary VRG. The related parties for these services are:

i.     Breda Transportes e Serviços S.A. for passenger and luggage transportation services between airports, and transportation of employees, expiring on May 31, 2015, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index from Getulio Vargas Foundation).

ii.     União Transporte de Encomendas e Comércio de Veículos Ltda., expiring on December 29, 2015 for the operation of the Gollog franchise in Passos/MG.

iii.    Vaud Participações S.A. to provide executive administration and management services, expiring on October 01, 2016.

As of September 30, 2014, balances payable to related companies amounting to R$3,582 (R$1,008 as of December 31, 2013) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

During the nine-month period ended on September 30, 2014, the subsidiary VRG recognized the total expenses related to these services of R$10,146 (R$9,897 as of September 30, 2013).

c)    Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, the subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of the issuance of credits in the amounts of R$20 and R$40, respectively, to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

12. Transactions with related parties (Continued)

d)    Financing contract for engine maintenance

The subsidiary VRG has a line of funding for maintenance of engines services, which disbursement occurs through the issuance of Guaranteed Notes.  As of September 30, 2014, VRG holds two series of Guaranteed Notes for maintenance of engines, issued on March 11, 2013 and February 14, 2014, maturing in 2 years. During the nine-month period ended September 30, 2014 the spending on engine maintenance conducted by Delta Air Lines was R$79,577 (R$84,180 as of September 30, 2013).

e)    Financing contract for engine maintenance

On February 19, 2014, the Company signed an exclusive strategic partnership for long-term business cooperation with Airfrance-KLM with the purpose of the sales activities improvements and codeshare expansion and mileage programs benefts between the companies for the customers in the Brazilian and European market. The agreement provides the incentive investment in the Company in the amount of R$112,152, which payment is divided in three installments: the first installments in the amount of R$74,506 was received during the nine-month period ended September 30, 2014, the second and the third installments, both in the amount of R$16,519, will be received in June 2015 and 2016, respectively. The agreement will mature within 5 years and the installments will be amortized monthly. On June 30, 2014, the company has deffered revenue in the amount of R$13,661 and R$85,684 recorded as “Other Liabilities” in the current and non-current liability, respectively.

f)     Key management personnel payments

	Consolidated
	Three-month period ended on		Nine-month period ended on
	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Salaries and benefits	10,825	2,740	20,806	10,415
Related taxes	2,208	435	3,057	1,670
Share-based payments	2,256	482	3,159	1,998
	15,289	3,657	27,022	14,083

As of September 30, 2014, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

13.  Share-based payments

As of September 30, 2014, the Company holds two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Shares Plan. Both these plans are offered in order to stimulate and promote the alignment of the goals of the Company, management and employees, mitigate the risks in value created for the Company resulting from the loss of their executives and strengthen the commitment and productivity of these executives to long-term results.

GLAI

a)    The Stock Option Plan

The Company’s Stock Options Plan had changes approved by the Company’s Annual Shareholders’ Meeting held on April 30, 2010. The beneficiaries of the shares are allowed to purchase the option after 3 years from the grant date, with an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

For plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. On all the granted plans, the options may also be exercised within 10 years after the grant date.

The information regarding the stock options as of September 30, 2014 is as follows:

Outstanding options				Exercisable options
Range of exercise prices	Outstanding options	Average remaining maturity (in years)	Average exercise price	Options exercisable	Average exercise price
33.06	4,965	1	33.06	4,965	33.06
47.30	13,220	2	47.30	13,220	47.30
65.85	14,962	3	65.85	14,962	65.85
45.46	41,749	4	45.46	41,749	45.46
10.52	20,414	5	10.52	20,414	10.52
20.65	1,097,811	6	20.65	1,097,811	20.65
27.83	1,011,614	7	27.83	1,011,614	27.83
12.81	545,299	9	12.81	438,512	12.81
12.76	593,777	9	12.76	401,463	12.76
11.31	499,042	10	11.31	42,973	11.31
10.52-65.85	3,842,853	7.61	19.50	3,087,683	21.35

On August 12, 2014, the Company’s Board of Directors approved the issue of 653,130 new stock options to its beneficiaries related to the year 2014. On all the stock options, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on BM&FBOVESPA, and the fair value of the restricted shares granted was estimated on the grant date using the Black-Scholes pricing model, as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

13. Share-based payments (Continued)

GLAI (Continued)

a)    The Stock Option Plan (Continued)

Stock Options Plan
Year of the option	Date of the Board meeting	Total options granted	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate return	Length of the option (in years)
2005	12/09/2004	87,418	33.06	29.22	32.52%	0.84%	17.23%	10
2006	01/02/2006	99,816	47.30	51.68	39.87%	0.93%	18.00%	10
2007	12/31/2006	113,379	65.85	46.61	46.54%	0.98%	13.19%	10
2008	12/20/2007	190,296	45.46	29.27	40.95%	0.86%	11.18%	10
2009 (a)	02/04/2009	1,142,473	10.52	8.53	76.91%	-	12.66%	10
2010 (b)	02/02/2010	2,774,640	20.65	16.81	77.95%	2.73%	8.65%	10
2011	12/20/2010	2,722,444	27.83	16.07 (c)	44.55%	0.47%	10.25%	10
2012	10/19/2012	778,912	12.81	5.32 (d)	52.25%	2.26%	9.00%	10
2013	05/13/2013	802,296	12.76	6.54 (e)	46.91%	2.00%	7.50%	10
2014	08/12/2014	653,130	11.31	7.98 (f)	52.66%	3.27%	11.00%	10

(a)      In April 2010 216,673 shares were granted in addition to the 2009 plan.

(b)      In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c)      The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d)      The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(e)      The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

(f)      The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2014, 2015 and 2016).

The movement of the stock options for the nine-month period ended September 30, 2014 is as follows:

	Total of stock options	Weighted average exercise price

Options outstanding as of December 31, 2013	3,463,462	20.66
Options granted	653,130	11.31
Options exercised	(6,194)	-
Options cancelled and adjustments in estimated lost rights	(267,545)	27.83
Options outstanding as of September 30, 2014	3,842,853	19.50

Number of options exercisable as of December 31, 2013	2,609,906	24.39
Number of options exercisable as of September 30, 2014	3,087,683	21.35

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

13. Share-based payments (Continued)

GLAI (Continued)

b)    Restricted shares

The Restricted Shares Plan was approved on the Extraordinary General Meeting held on October 19, 2012, and the first grants were approved at the Board of Directors’ meeting on November 13, 2012. The transfer of the restricted shares will occur after 3 years from the grant date, with an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

On August 12, 2014, the Company’s Board of Directors approved the issue of 804,073 new stock options to its beneficiaries related to the year 2014. The fair value of the restricted shares granted was estimated on the grant date using the Black-Scholes pricing model, as follows:

Restricted shares
Year of the share	Date of the Board Meeting	Total shares granted	Fair value of the share at grant date (in Reais)	Estimate volatility of share price	Risk-free rate of return
2012	11/13/2012	589,304	9.70	52.25%	9.0%
2013	05/13/2013	712,632	12.76	46.91%	7.5%
2014	08/12/2014	804,073	11.31	52.66%	11.0%

On July 15, 2014 the Company transferred 55,343 restricted shares to its beneficiaries, amounting R$759.

Smiles

a)    The Stock Option Plan

On February 22, 2013, the Smiles’ Board of Directors, during the Extraordinary General Meeting, approved the grant of a stock options plan, and on August 08, 2013, the Company’s Board of Directors approved the grant of 260,20 to employees of its affiliate VRG.

On February 4, 2014, the Smiles S.A.’ Board of Directors approved the issue of 1,150,000 new stock options at a price of R$31.28 per share to the beneficiaries to the Plan. Until September 30, 2014, there was no grant approval of these shares to its beneficiaries.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

13. Share-based payments (Continued)

Smiles (Continued)

a)    The Stock Option Plan (Continued)

The expected volatility of Smiles shares is based on the historical volatility of 252 working days of the Bovespa index and the fair value of the shares was estimated on the grant date using the Black-Scholes option pricing model, as follows:

Stock Options Plan
Year of the share	Date of the Board Meeting	Total shares granted	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate of return	Length of the option (in years)
2013	08/08/2013	1,058,043	21.70	4.13 (a)	36.35%	6.96%	7.40%	10
2014	02/04/2014	1,150,000	31.28	4.90 (b)	33.25%	10.67%	9.90%	10

(a)    The fair value calculated for the plan was R$4.84, R$4.20, R$3.73 and R$3.73 for the respective periods of vesting of 2013, 2014, 2015 and 2016.

(b)    The fair value calculated for the plan was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.17 for the respective periods of vesting from 2014 to 2018.

The movement of the stock options for the nine-month period ended September 30, 2014 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2013	1,058,043	21.70
Options cancelled and adjustments in estimated lost rights	(524,760)	26.66
Options granted	1,150,000	31.28
Options exercised	(223,522)	21.70
Options outstanding as of June 30, 2014	1,459,761	27.46
Options exercised	(111,835)	11.91
Options outstanding as of September 30, 2014	1,347,926	28.75

For the nine-month period ended September 30, 2014, the Company recorded in shareholders' equity a result from share-based payments in the amount of R$6,219 related to Company’s shareholders, which R$1,069 is related to Smiles, and R$890  related to its non-controlling shareholders (R$4,983 related to Company’s shareholders and R$403 related to its non-controlling shareholders for the nine-month period ended September 30, 2013) for the plans presented above, being the corresponding entry in the income statement result classified as personnel costs.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

14.  Investments

Due to the changes in Law 6,404/76 introduced by Law 11,638/07, investments in foreign subsidiaries, GAC, Finance and Gol LuxCo were considered as an extension of the Company and are consolidated on a line by line basis on the individual company GLAI. Accordingly, only the subsidiaries Smiles, VRG and Gol Dominicana were considered as an investment.

On February 21, 2014, the subsidiary Smiles S.A., acquired 25% of the capital of Netpoints Fidelidade S.A., with consequent dilution of this portion to 21.25% on July, 2014. Accordingly, the consolidated investment balance was generated by this transaction. The change in investments during the nine-month period ended September 30, 2014 is as follows:

	Individual			Consolidated
	Gol Dominicana	VRG	Smiles	Total	Netpoints
Relevant information of the Company’s subsidiaries as of September 30, 2014:
Total number of shares	-	4,251,383,432	122,509,269	-	60,492,404
Capital	6,225	3,343,381	137,996	-	63,451
Interest	100.0%	100.0%	54.3%	-	21.3%

Total shareholder’s equity	2,299	553,315	393,844	-	37,704
Unrealized gains (a)	-	-	(28,263)	-	-
Adjusted shareholder’s equity (b)	2,299	553,315	185,734	-	8,012

Net (loss) income for the period	(2,530)	(508,922)	202,064	-	(36,754)
Unrealized gains (a)	-	-	(9,668)	-	-
Net (loss) income for the period attributable to Company’s shareholders	(2,530)	(508,922)	100,896	-	(2,170)

Changes on investments:
Balance as of December 31, 2013	263	341,000	742,886	1,084,149	-
Equity in subsidiaries	(2,530)	(508,922)	100,896	(410,556)	(2,170)
Exchange variation from foreign subsidiaries	(33)	-	-	(33)	-
Unrealized hedge losses	-	(77,875)	-	(77,875)	-
Investment losses (c)	-	-	(37,949)	(37,949)	-
Gains due to change on investment	-	-	1,852	1,852	-
Capital increase	4,653	1,049,190	-	1,053,843	-
Capital decrease (d)	-	-	(543,856)	(543,856)	-
Share-based payments	-	-	2,598	2,598	-
Dividends received	-	-	(80,693)	(80,693)	-
Fair value of the acquired investment	-	-	-	-	10,182
Advance for future capital increase	(54)	(222,990)	-	(223,044)	-
Amortization losses, net of sale leaseback (e)	-	(2,058)	-	(2,058)	-
Balance as of September 30, 2014	2,299	578,345	185,734	766,378	8,012

(a)   Refers to transactions related to revenue for redeeming miles for flight tickets for Smiles Program participants that, for consolidated financial statements purposes, only take place when the participants of the program are effectively transported by VRG.

(b)   The adjusted equity corresponds to the percentage of the equity less unrealized gains.

(c)   Is related to the investment cost due to G.A.

(d)   The subsidiary Smiles decreased its own capital in the amount of R$1,000,000 during the nine-month period ended September 30, 2014, and the amount due to the Company was R$543,856.

(e)   The subsidiary GAC has a net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of September 30, 2014, the net balance to be deferred is essentially part of the net investment of the Parent Company in VRG. The net balance to be deferred as of September 30, 2014 was R$25,030 (R$27,088 as of December 31, 2013). For further details, see Note 30b.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

14. Investments (Continued)

Impacts on participation change on capital - Smiles S.A.

On February 27, 2014, the Company sold to General Atlantic S.A. (G.A.) the total of 3,433,476 shares of Smiles S.A. through the exercise of stock options in accordance with the investment agreement between the companies dated April 5, 2013 in the amount of R$80,000. As a result of the exercise of the options, the Company decreased its participation in Smiles’ capital, being from 57.3% to 54.5% and remaining as the controlling shareholder. The gain generated by this partial decrease in the investment was recorded in “Gains on change on investment” in equity. This gain is also consists of the reversal of R$46,216 previously classified in equity as derivatives of equity instruments.The amounts related to this transaction are presented below:

Shares sold	3,433,476
Investment per share	11.05

Sell price	80,000
Investment costs offset	(37,949)
Exercise of stock options - G.A.	46,216
Income tax on capital gains (*)	(14,297)
Total gains from the change on investment	73,970

(*) Related to 25% of withholding taxes and 9% of social contribution.

15.  Losses per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common shareholders. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares, and, accordingly, basic and diluted result per share is calculated equally for both shares.

Consequently, result per share is calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury shares method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

15. Losses per share (Continued)

	Individual and Consolidated
	Three-month period ended on		Nine-month period ended on
	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Numerator
Net loss for the year attributable to Company’ shareholders	(272,381)	(223,957)	(577,754)	(748,768)
Diluted securities effect - Smiles (a)	(278)	-	(278)	-
	(272,659)	(223,957)	(578,032)	(748,768)
Denominator
Weighted average number of outstanding shares (In thousands)	281,153	276,446	279,625	276,446

Adjusted weighted average number of outstanding shares and diluted presumed conversions (In thousands)	281,153	276,446	279,625	276,446

Basic loss per share	(0.969)	(0.810)	(2.066)	(2.709)
Diluted loss per share	(0.970)	(0.810)	(2.067)	(2.709)

(a)  Smiles holds a Stock Options Plan for its employees. These equity instruments have a dilutive effect on earnings per share of this subsidiary, impacting, therefore, the loss considered on the basis calculation of Company’s diluted result per share, in accordance with CPC 41.

Diluted result per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares.Diluted result per share is calculated based on considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, described in Note 13. However, due to the losses reported for the period ended on September 30, 2014, these instruments issued have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

16.  Property, plant and equipment

Individual

The balance corresponds to advances for acquisition of aircraft, related to prepayments made based on the contracts with Boeing Company to acquire 21 aircraft 737-800 Next Generation (30 aircraft as of December 31, 2013) and 109 aircraft 737-MAX (109 aircraft as of December 31, 2013) in the amount of R$364,766 (R$463,532 as of December 31, 2013) and the right to the residual value of aircraft in the amount of R$427,300 (R$427,300 as of December 31, 2013), both held by the subsidiary GAC.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

16. Property, plant and equipment (Continued)

Consolidated

	09/30/2014				12/31/2013
	Weighted anual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft under finance leases	4%	3,118,881	(998,315)	2,120,566	2,175,697
Sets of replacement parts and spares engines	4%	1,105,000	(356,118)	748,882	710,337
Aircraft reconfigurations/overhauling	30%	927,999	(721,904)	206,095	287,038
Aircraft and safety equipment	20%	2,046	(1,179)	867	956
Tools	10%	28,360	(14,402)	13,958	15,327
		5,182,286	(2,091,918)	3,090,368	3,189,355

Impairment losses (*)	-	(37,611)	-	(37,611)	(26,348)
		5,144,675	(2,091,918)	3,052,757	3,163,007
Property, plant and equipment in use
Vehicles	20%	9,630	(8,128)	1,502	1,946
Machinery and equipment	10%	48,538	(23,271)	25,267	28,237
Furniture and fixtures	10%	19,974	(13,229)	6,745	7,738
Computers and peripherals	20%	35,030	(24,865)	10,165	9,661
Communication equipment	10%	2,471	(1,393)	1,078	1,110
Facilities	10%	4,300	(3,503)	797	1,026
Maintenance center - Confins	10%	105,971	(44,316)	61,655	69,759
Leasehold improvements	20%	51,851	(40,810)	11,041	13,242
Construction in progress	-	11,060	-	11,060	8,670
		288,825	(159,515)	129,310	141,389
		5,433,500	(2,251,433)	3,182,067	3,304,396
Advances for aircraft acquisition	-	374,866	-	374,866	467,763
		5,808,366	(2,251,433)	3,556,933	3,772,159

(*)   Refers to provisions recorded by the Company in order to present its assets according to the potential of monetary benefit generation.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

16. Property, plant and equipment (Continued)

Consolidated (Continued)

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment (a)	Advances for acquisition of property, plant and equipment	Others	Total
As of December 31, 2012	2,224,036	1,008,972	481,289	171,502	3,885,799
Additions	106,101	318,707	411,584	6,570	842,962
Disposals	-	(8,223)	(425,110)	(3,056)	(436,389)
Depreciation	(154,440)	(332,146)	-	(33,627)	(520,213)
As of December 31, 2013	2,175,697	987,310	467,763	141,389	3,772,159
Additions	63,779	142,737	331,561	8,896	546,973
Disposals	-	-	(424,458)	(35)	(424,493)
Depreciation	(118,910)	(197,856)	-	(20,940)	(337,706)
As of September 30, 2014	2,120,566	932,191	374,866	129,310	3,556,933

(a)  Additions primarily represent: (i) total estimated costs to be incurred relating to the reconfiguration of the aircraft when returned and, (ii) capitalized costs related to major engine overhaul.

17.  Intangible assets

	Goodwill	Trademark	Airport operating licenses	Software	Total
Balance as of December 31, 2012	542,302	6,348	1,038,900	112,381	1,699,931
Additions	-	-	-	51,035	51,035
Disposals	-	(6,348)	-	(9,675)	(16,023)
Amortizations	-	-	-	(40,753)	(40,753)
Balance as of December 31, 2013	542,302	-	1,038,900	112,988	1,694,190
Additions	17,863 (a)	-	-	36,200	54,063
Disposals	-	-	-	(4)	(4)
Amortizations	-	-	-	(31,477)	(31,477)
Balance as of September 30, 2014	560,165	-	1,038,900	117,707	1,716,772

(a) Refers to the goodwill generated by the difference between the equity and portion paid of Netpoints attributable to Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

18.  Short and long-term debt

	Maturity of the contract	Effective rate (p.a.)	Individual	Consolidated
			09/30/2014	12/31/2013	09/30/2014	12/31/2013
Short-term debt
Local currency:
BNDES - Direct	Jul, 2017	6.15%	-	-	3,129	3,088
BDMG	-	-	-	-	-	5,203
Debentures IV	Sep, 2018	12.83%	-	-	147,482	-
Debentures Smiles	Jul, 2015	8.30%	-	-	499,337	-
Safra (a)	Dec, 2015	11.38%	-	-	66,401	32,299
Interest	-	-	-	-	30,936	19,689
			-	-	747,285	60,279
Foreign currency (in US$):
J. P. Morgan	Feb, 2016	0.91%		-	52,554	51,524
FINIMP	Mar, 2015	3.87%		-	109,075	5,838
Engine Facility (Cacib)	Jun, 2021	2.52%		-	12,867	-
Interest	-	-	26,934	47,488	23,017	63,360
			26,934	47,488	197,513	120,722
			26,934	47,488	944,798	181,001

Financial lease	Jul, 2025	5.06%	-	-	284,315	259,833
Total short-term debt			26,934	47,488	1,229,113	440,834

Long-term debt
Local currency:
Debentures IV	Sep, 2018	12.83%	-	-	442,447	597,741
Debentures V	Jun, 2017	12.72%	-	-	489,687	495,726
Safra (a)	Dec, 2015	11.38%	-	-	32,221	65,555
BDMG			-	-	-	15,704
BNDES - Direct	Jul, 2017	6.15%	-	-	5,678	8,001
			-	-	970,033	1,182,727
Foreign currency (in US$):
J.P. Morgan	Feb, 2016	0.91%	-	-	24,190	1,540
Engine Facility (Cacib)	Jun, 2021	2.52%	-	-	149,380	-
Senior Bond I	Apr, 2017	7.63%	206,274	491,946	206,274	491,946
Senior Bond II	Jul, 2020	9.65%	377,429	691,028	377,429	691,028
Senior Bond III (b)	Feb, 2023	11.30%	86,231	-	75,427	426,489
Senior Bond IV	Jan, 2022	9.25%	776,712	-	776,712	-
Perpetual Bond	-	8.75%	490,201	468,520	438,731	419,326
			1,936,847	1,651,494	2,048,143	2,030,329
			1,936,847	1,651,494	3,018,176	3,213,056

Financial lease	Jul, 2025	5.06%	-	-	1,822,222	1,935,495
Total long-term debt			1,936,847	1,651,494	4,840,398	5,148,551
			1,963,781	1,698,982	6,069,511	5,589,385

(a)     The total amount of the Safra loan as of September 30, 2014 was R$98,622, and held a deposit in guarantee in the amount of R$41,092 as shown in Note 6.

(b)     The Senior Bond issued on February 07, 2013 with maturity in 2023 was transferred from VRG to LuxCo along with the financial applications acquired on the date of issuance, as Note 18b.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

18. Short and long-term debt (Continued)

The maturities of long-term debt as of September 30, 2014 are as follows:

Individual

	2017	After 2018	Without maturity date	Total
Foreign Currency (in US$):
Senior Bond I	206,274	-	-	206,274
Senior Bond II	-	377,429	-	377,429
Senior Bond III	-	86,231	-	86,231
Senior Bond IV	-	776,712	-	776,712
Perpetual Bond	-	-	490,201	490,201
Total	206,274	1,240,372	490,201	1,936,847

Consolidated

	2015	2016	2017	2018	After 2018	Without maturity date	Total
Local currency:
BNDES - Direct	774	3,097	1,807	-	-	-	5,678
Safra	32,221	-	-	-	-	-	32,221
Debentures	-	300,000	300,000	332,134	-	-	932,134
	32,995	303,097	301,807	332,134	-	-	970,033
Foreign currency (in US$):
J.P. Morgan	12,477	11,713	-	-	-	-	24,190
Engine Facility (Cacib)	3,277	13,110	13,110	13,110	106,773	-	149,380
Senior Bond I	-	-	206,274	-	-	-	206,274
Senior Bond II	-	-	-	-	377,429	-	377,429
Senior Bond III	-	-	-	-	75,427	-	75,427
Senior Bond VI	-	-	-	-	776,712	-	776,712
Perpetual Bond	-	-	-	-	-	438,731	438,731
	15,754	24,823	219,384	13,110	1,336,341	438,731	2,048,143

Total	48,749	327,920	521,191	345,244	1,336,341	438,731	3,018,176

The fair values of Senior and Perpetual Bonds as of September 30, 2014 are as follows:

	Individual		Consolidated
	Book	Market	Book	Market
Senior Bonds (a)	1,446,646	1,489,062	1,435,842	1,489,062
Perpetual Bond	490,201	442,543	438,731	396,076

(a)     Senior and Perpetual Bonds’ market prices are obtained through the current market quotations (level 1).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

18. Short and long-term debt (Continued)

a)    Covenants

Long-term financing (excluding perpetual bonds and financing of aircraft) in the total amount of R$2,579,445, as of September 30, 2014 (R$2,793,730 as of September 30, 2013), hold clauses and contratual restrictions, including but not limited to those that require the Company to maintain the liquidity requirements defined  and the cover of expenses with interest.

The Company has restrictive covenants in its financing agreements with the following financial institutions: Bradesco and Banco do Brasil (Debentures IV e V), with semi-annual measurements.

As of September 30, 2014, the funding by the debentures IV and V have the following restrictive clauses: (i) net debt/EBITDAR below 5.69, and (ii) coverage of debt (CID) of at least 1.53. Based on the measurements, the following indexes were obtained: (i) net debt/EBITDA of 2.65; and (ii) coverage of debt (CID) of 2.11. Accordingly, as of September 30, 2014, the Company was in compliance with the limits stablished on the agreement. The next measurement will be on December 31, 2014, based on the same date.

b)    New loans raised on the three-month period ended September 30, 2014

Import Financing (Finimp)

On July 16, 2014, the Company, through its subsidiary VRG, obtained a loan in the amount of R$21,390 (US$9,638 at the loan date) with Banco do Brasil, with maturity of 359 days on July 10, 2015, interest rate of 4.20% p.a. and a promissory note of 143% of the amount of the loan as guarantee. On August 01, 2014, the Company, through its subsidiary VRG, obtained a loan in the amount of R$23,594 (US$10,436 at the loan date) with Banco Safra, with maturity of 360 days on July 27, 2015 and interest rate of 3.08% p.a. This loan has as guarantee one promissory note in the total amount of the loan. Both loans are part of a credit line for import financing (Finimp) for purchase of spare parts and aircraft equipment.

Senior Bonds Notes - 2022

On September 24, 2014, the Company, through its subsidiary LuxCo, issued senior bonds in the amount of R$796,575 (US$325,000 at the loan date), with the guarantee provided from the Company. The senior bonds has the maturity on 2022, with semmiannual interest payment of 8.87% p.a. The funds raised were used primarily to repurchase part of offshore debt securities issued with maturities in 2017, 2020 and 2023. The total amount of R$776,712 raised, net of costs of R$19,863. The costs are related to reports procedures of R$9,554 and taxes and fees in the amount of R$10,309. The senior notes may be redeemed at face value after 4 years from the issuance date.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

18. Short and long-term debt (Continued)

b)    New loans raised on the three-month period ended September 30, 2014 (Continued)

Senior Bonds repurchase

During the three-month period ended September 30, 2014, the Company the Company repurchased and canceled in advance part of the Senior Bonds I, II and III Bonus through its own resources. Information relating to these transactions is detailed below:

Repurchase date	Bond	Interest rate (p.a.)	Amount in US$	Amount in Reais	Financial expense as of 09/30/2014
07/29/2014	Senior I	7.50%	88,162	216,085	11,762
09/24/2014	Senior I	7.50%	37,679	92,351	6,080
09/24/2014	Senior II	9.25%	141,565	346,976	16,137
07/29/2014	Senior III	10.75%	98,909	242,426	19,507
09/24/2014	Senior III	10.75%	45,654	111,898	4,794
			411,969	1,009,736	58,280

As of September 30, 2014, the outstanding debts amounted to US$84,159 (equivalent to R$206,274) for the Senior Bond I, US$158,435 (equivalent to R$377,429) for the Senior Bond II and US$35,182 (equivalent to R$75,427) for the Senior Bond III.

c)    Financial leases

The future payments of financial leasing contracts indexed to U.S. Dollar are detailed below:

	Consolidated
	09/30/2014	12/31/2013
2014	88,574	356,642
2015	378,840	362,099
2016	368,341	352,050
2017	340,890	325,813
2018	335,058	320,240
Beyond 2018	918,643	862,149
Total minimum lease payments	2,430,346	2,578,993
Less total interest	(323,809)	(383,665)
Present value of minimum lease payments	2,106,537	2,195,328
Less current portion	(284,315)	(259,833)
Noncurrent portion	1,822,222	1,935,495

The discount rate used to calculate the present value of the minimum lease payments was 5.06% as of September 30, 2014 (5.20% as of December 31, 2013). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

18. Short and long-term debt (Continued)

c)    Financial leases (Continued)

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of September 30, 2014, the withdrawals made for the repayment at maturity date of the lease agreements amount to R$146,210 (R$123,879 as of December 31, 2013) and are recorded in long-term debt.

19.  Salaries, wages and benefits

	Individual		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Salaries	-	-	192,899	135,027
INSS and FGTS recoverable	478	1,088	50,506	45,630
Profit sharing plan	-	-	48,368	51,650
Others	9	4	4,754	1,277
	487	1,092	296,527	233,584

20.  Taxes payable

	Individual		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013

PIS and COFINS	-	-	26,374	37,926
REFIS	13,648	13,872	32,076	32,490
IRRF on Payroll	2	1	16,709	23,175
ICMS	-	-	34,820	32,440
Tax on import	-	-	3,467	3,467
CIDE	174	84	1,672	2,686
IOF	61	62	61	62
IRPJ and CSLL to pay	-	-	14,385	15,838
Others	18	4	8,026	7,384
	13,903	14,023	137,590	155,468

Current	1,430	1,246	74,205	94,430
Noncurrent	12,473	12,777	63,385	61,038

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

20. Taxes payable (Continued)

Adoption of the Law nº 12,973/2014 (Provisional Measure 627/2013)

On November, 2013 the provisional measure n. 627 was issued establishing that non-taxation over the profit and dividends calculated based on results from January 01, 2008 to December 31, 2013 by the Companies taxable based on actual profits, presumed or arbitrate, paid until the date of the provisional measure publication, in higher values that the ones calculated by the current accounting policies on December 31, 2007 since the Company has already paid the profit or dividends the anticipated adoption by 2014.

On May, 2014, the provisional measure was converted to Law n. 12,973, resulting in significant changes to the previously established, along with dividends, return on own capital and investments measurement through equity. A change from provisional measure n. 627 to Law n. 12,973, was the unconditional non-taxation for the profits and dividends calculated based on the results from January 01, 2008 to December 31, 2013.

In order to ensure tax neutrality established in Law n. 11,941, from 2009, since dividend payments occurred until the date of the law’s publication, the Company and its subsidiary Smiles S.A.’s managements chose the early adoption of the Law through DCTF related to May, 2014. Thus, it will be guaranteed the usage of the equity measured in accordance with the Law no. 6404 from 1976, for purposes of calculating the limits as per laws related to the tax effects of interest on capital.

The Company analyzed the potential effects on the Law n. 12,973 adoption and concluded that there are no significant effects on its interim financial information as of September 30, 2014 and December 31, 2013 on GLAI and Smiles. On VRG and Webjet, the Company will analyse the impacts of the adoption of the Law and the related effects will be registered starting as from January 01, 2015.

21.  Advance ticket sales

As of September 30, 2014, the balance of transport to perform classified in current liabilities was R$1,272,118 (R$1,219,802 as of December 31, 2013) and is represented by 6,527,844  coupons tickets sold and not yet used (5,951,486 as of December 31, 2013) with an average use of 118 days (111 days as of December 31, 2013).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

22.  Mileage program

As of September 30, 2014, the balance of Smiles deferred revenue is R$209,070 (R$195,935 as of December 31, 2013) and R$515,985 (R$456,290 as of December 31, 2013) classified in the current and noncurrent liabilities, respectively and the number of outstanding miles as of September 30, 2014 amounted to 40,786,510,740.

23.  Advances from customers

The Company performs advance miles sales and recorded such under "Advances from Customers". As of September 30, 2014, the outstanding balance related to these anticipated sales is as follows:

	Consolidated
	09/30/2014	12/31/2013
Financial institutions (a)	19,530	169,649
Others	2,288	1,755
	21,818	171,404

Current	21,818	167,759
Noncurrent	-	3,645

(a)     A portion of the amount in the current liabilities of R$6,765 (R$166,004 as of December 31, 2013) is related to the miles sales agreement in the approximately total amount of R$400,000 signed on April 08, 2013  along with the financial institutions Bradesco S.A., Banco do Brasil S.A. and Santander S.A.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

24.  Provisions

	Insurance Provision	Provision for anticipated return of Webjet’s aircraft (a)	Provision for aircraft and engine return of VRG and Webjet (b)	Lawsuits (c)	Total
Balance on December 31, 2013	17,519	12,381	334,909	117,565	482,374
Additional provisions recognized	1,699	-	49,170	7,718	58,587
Utilized provisions	(16,889)	(8,844)	(81,892)	(26,556)	(134,181)
Foreign exchange	(1)	(115)	40,179	(899)	39,164
Balance on September 30, 2014	2,328	3,422	342,366	97,828	445,944

As of December 31, 2013
Current	17,519	12,381	169,571	-	199,471
Noncurrent	-	-	165,338	117,565	282,903
	17,519	12,381	334,909	117,565	482,374

As of September 30, 2014
Current	2,328	3,422	174,146	-	179,896
Noncurrent	-	-	168,220	97,828	266,048
	2,328	3,422	342,366	97,828	445,944

a)    Provision for anticipated return of aircraft

In 2011, according to the strategic planning of Webjet, a provision for the anticipated return of aircraft was recorded. This provision was calculated based on the expected return of 18 aircraft Boeing 737-300 with operating leases contracts, as part of the Company's fleet renewal. During the Nine-month period ended September 30, 2014 the Company completed 6 aircraft return with the following prefixs: PR-WJA, PR-WJV, PR-WJB, PR-WJD, PR-WJF and PR-WJH.

b)    Return of aircraft and engines

The returns provisions consider the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as prescribed in the returns conditions of the lease contracts, and which is capitalized in fixed assets (aircraft reconfigurations/overhauling), as described in Note 16.

c)    Lawsuits

As of September 30, 2014 the Company and its subsidiaries are parties to 28,637 (8,146 labor and 20,491 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

24. Provisions (Continued)

c)    Lawsuits (Continued)

Under this classification, the number of proceedings is as follows:

	Operation	Succession	Total
Civil lawsuits	17,409	400	17,809
Civil proceedings	2,672	10	2,682
Labor lawsuits	4,630	3,294	7,924
Labor proceedings	220	2	222
	24,931	3,706	28,637

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	09/30/2014	12/31/2013
Civil	52,354	66,294
Labor	45,474	51,271
	97,828	117,565

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of September 30, 2014 of R$18,310 for civil claims and R$3,251 for labor claims (R$13,226 and R$3,929 as of December 31, 2013 respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Companys’ management and its legal consultants as being relevant and with probable risk as of September 30, 2014:

•  GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by the interest on capital in the amount of R$37,750, related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains a letter of credit with Bic Banco with a partial guarantee on the lawsuit value of R$21,131 as disclosed in Note 6.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

24. Provisions (Continued)

c)    Lawsuits (Continued)

•  Tax on Services (ISS), the amount of R$15,970 arising from assessment notices issued by the Prefeitura do Município de São Paulo against the Company, in the period from January, 2007 to December, 2010 regarding a possible ISS taxation on partners agreements. The classification of the possible risk stems from the matters under discussion and are interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

•  Customs Penalty in the amount of R$33,604 relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•  BSSF goodwill (BSSF Air Holdings), in the amount of R$42,835 related to Infraction notices due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•  VRG’s goodwill in the amount of R$16,674 resulted from summons of violation related to the deductibility of the goodwill classified as future payment. The classification of probable risk arises from the absence of a final opinion from the Superior Courts.

There are other lawsuits considered by the Company’s management and its legal counsel as possible risk, in the estimated amount of R$18,310 which added to the lawsuits mentioned above, amount to R$165,143 as of September 30, 2014.

The Company and its subsidiaries are challenging in the court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors’ registered in foreign countries. The Company and its subsidiaries’ management understand that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract.

The Management believes that there is no evidence of goods circulation and so, there are no legal events to generate the ICMS taxation. Based on the legal counsel opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. As of September 30, 2014 the estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$240,599 (R$229,450 as of December 31, 2013) adjusted for inflation, not including late payment charges. On September 11, 2014, the Federal Supreme Court (STF) granted the lawsuit declaring the non-levy of ICMS on imports of merchandise under financial leasing.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

25.  Shareholders’ equity

a)    Issued capital

As of September 30, 2014, the Company’s capital is represented by 283,115,806 shares, of which 143,858,204 are common shares and 139,257,602 are preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

	09/30/2014			12/31/2013
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	21.17%	61.23%	100.00%	22.30%	62.38%
Delta Airlines, Inc.	-	5.96%	2.93%	-	6.15%	2.98%
Wellington Management Company	-	5.48%	2.69%	-	10.49%	5.08%
Fidelity Investments	-	5.05%	2.48%	-	5.21%	2.52%
Treasury shares	-	1.50%	0.74%	-	1.59%	0.77%
Other	-	1.33%	0.65%	-	1.51%	0.73%
Free float	-	59.51%	29.28%	-	52.75%	25.54%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital, as of September 30, 2014, was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase, the Board of Directors will define the issuance conditions, including pricing and payment terms.

On the Board of Director’s General Meeting held on August 12, 2014, it was approved the capital increase in the total amount of R$116,403, which the amount of R$116,357 proceeding from Air France - KLM S.A. investment ("Air France KLM"), subscribed by 4,246,620 Company’s preferred shares.

As of September 30, 2014, the Company’ shares are traded on BM&FBOVESPA at R$11.70 per share and US$4.81 per share on the New York Stock Exchange (R$10.48 and US$4.57 on December 31, 2013). The book value per share as of September 30, 2014 is R$0.67 (R$2.33 as of December 31, 2013).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

25. Shareholders’ equity (Continued)

b)    Retained earnings

Legal reserve

It is recognized by allocating 5% of the profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11,638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws.

c)    Dividends

The Company’s bylaws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, in the aggregate of at least 25% of annual adjusted profit after resevers in accordance with the Corporate Law (6,404/76). The Brazilian Corporate Law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

d)    Treasury shares

As of September 30, 2014, the Company holds 2,083,875 treasury shares, totaling R$31,262, with a market value of R$24,469 (R$32,116 in shares with market value of R$22,499 as of December 31, 2013).

e)    Share-based payments

As of September 30, 2014, the balance of share-based payments reserve was R$90,803 (R$85,438 as of December 31, 2013). The Company recorded a share-based payment expense amounting to R$6,219 related to the Company’s controlling shareholders, of which R$1,069 is related to Smiles, and R$890 related to its non-controlling shareholders in the period ended September 30, 2014, with a corresponding expense classified as personnel costs under the statement of profit or loss (R$6,183 related to the Company’s controlling shareholders and R$905 related to its non-controlling shareholders as of December 31, 2013).

f)     Other comphensive income

The fair value measurement of financial instruments designated as cash flow hedges is recognized as “Other Comphensive Income”, net of tax effects. The balance as of September 30, 2014 corresponds to a net loss of R$96,037 (net loss of R$18,162 as of December 31, 2013) as per Note 31.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

25. Shareholders’ equity (Continued)

g)    Cost on issued shares

As of September 30, 2014, the balance of costs on issued shares was R$36,886 on the parent company and R$150,214 on the consolidated balance (R$31,951 on the parent company and R$145,279 on consolidated as of December 31, 2013). On August 12, 2014, the Company registered the amount of R$4,935 related the costs on issuance of shares resulting from the capital increase from the AirFrance-KLM, as Note 25a.

26.  Sales revenue

The net sales revenue has the following composition:

	Consolidated
	Three-month period ended on		Nine-month period ended on
	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Passenger transportation	2,282,334	2,110,928	6,886,714	5,863,926
Cargo	82,902	82,580	243,853	237,726
Other revenue	241,776	168,026	630,859	494,440
Gross revenue	2,607,012	2,361,534	7,761,426	6,596,092

Related taxes	(145,320)	(131,033)	(425,046)	(368,090)
Net revenue	2,461,692	2,230,501	7,336,380	6,228,002

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical segment is as follows:

	Consolidated
	Three-month period ended on				Nine-month period ended on
	09/30/2014%		09/30/2013%		09/30/2014%		09/30/2013%
Domestic	2,151,149	87.4	1,999,851	89.7	6,436,281	87.8	5,645,677	90.6
International	310,543	12.6	230,650	10.3	900,099	12.2	582,325	9.4
Net revenue	2,461,692	100.0	2,230,501	100.0	7,336,380	100.0	6,228,002	100.0

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

27.  Costs of services, administrative and selling expenses

	Individual
	Three-month period ended on				Nine-month period ended on
	09/30/2014		09/30/2013		09/30/2014		09/30/2013
	Total	%	Total	%	Total	%	Total	%
Personnel (a)	(2,438)	64.1	(2,611)	(7.4)	(5,383)	(8.4)	(6,391)	(6.9)
Services rendered	(1,128)	29.7	(4,918)	(13.9)	(4,998)	(7.8)	(6,142)	(6.7)
Sale-leaseback transactions (b)	(1,153)	30.3	47,107	132.9	73,920	115.9	109,128	118.4
Other operating revenue (expenses)	915	(24.1)	(4,128)	(11.6)	227	(0.4)	(4,433)	(4.8)
	(3,804)	100.0	35,450	100.0	63,766	100.0	92,162	100.0

	Consolidated
	Three-month period ended on
	09/30/2014
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(287,065)	(12,617)	(57,931)	-	(357,613)	15.5
Fuel and lubricants	(931,592)	-	-	-	(931,592)	40.3
Aircraft rental	(201,174)	-	-	-	(201,174)	8.7
Aircraft insurance	(6,417)	-	-	-	(6,417)	0.3
Maintenance materials and repairs	(109,963)	-	-	-	(109,963)	4.8
Traffic services	(87,812)	(27,494)	(60,423)	-	(175,729)	7.6
Sales and marketing	-	(145,138)	(239)	-	(145,377)	6.3
Tax and landing fees	(154,425)	-	-	-	(154,425)	6.7
Depreciation and amortization	(93,236)	(3)	(16,383)	-	(109,622)	4.7
Sale-leaseback transactions (b)	-	-	-	(1,153)	(1,153)	0.1
Other, net	(98,030)	(8,052)	(9,824)	-	(115,906)	5.0
	(1,969,714)	(193,304)	(144,800)	(1,153)	(2,308,971)	100.0

	Consolidated
	Three-month period ended on
	09/30/2013
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(257,127)	(11,360)	(54,297)	-	(322,784)	14.7
Fuel and lubricants	(913,888)	-	-	-	(913,888)	41.6
Aircraft rental	(182,183)	-	-	-	(182,183)	8.3
Aircraft insurance	(5,166)	-	-	-	(5,166)	0.2
Maintenance materials and repairs	(115,541)	-	-	-	(115,541)	5.3
Traffic services	(97,551)	(23,541)	(52,304)	-	(173,396)	7.9
Sales and marketing	-	(127,667)	-	-	(127,667)	5.8
Tax and landing fees	(148,079)	-	-	-	(148,079)	6.8
Depreciation and amortization	(112,323)	(4)	(40,986)	-	(153,313)	7.0
Sale-leaseback transactions (b)	-	-	-	42,426	42,426	(1.9)
Other, net	(64,840)	(14,299)	(14,736)	-	(93,875)	4.3
	(1,896,698)	(176,871)	(162,323)	42,426	(2,193,466)	100.0

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

27. Costs of services, administrative and selling expenses (Continued)

	Consolidated
	Nine-month period ended on
	09/30/2014
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(846,751)	(35,996)	(149,294)	-	(1,032,041)	14.7
Fuel and lubricants	(2,850,956)	-	-	-	(2,850,956)	40.7
Aircraft rent	(627,169)	-	-	-	(627,169)	9.0
Aircraft insurance	(16,078)	-	-	-	(16,078)	0.2
Maintenance materials and repairs	(337,896)	-	(2)	-	(337,898)	4.8
Traffic services	(263,727)	(92,057)	(187,814)	-	(543,598)	7.8
Sales and marketing	-	(467,033)	(581)	-	(467,614)	6.7
Tax and landing fees	(448,237)	-	-	-	(448,237)	6.4
Depreciation and amortization	(322,463)	(3)	(46,717)	-	(369,183)	5.2
Sale-leaseback transactions (b)	-	-	-	73,920	73,920	(1.1)
Other, net	(274,159)	(23,615)	(83,326)	-	(381,100)	5.6
	(5,987,436)	(618,704)	(467,734)	73,920	(6,999,954)	100.0

	Consolidated
	Nine-month period ended on
	09/30/2013
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(744,083)	(52,574)	(148,195)	-	(944,852)	15.4
Fuel and lubricants	(2,638,793)	-	-	-	(2,638,793)	43.1
Aircraft rent	(490,607)	-	-	-	(490,607)	8.0
Aircraft insurance	(15,406)	-	-	-	(15,406)	0.3
Maintenance materials and repairs	(290,182)	-	-	-	(290,182)	4.7
Traffic services	(229,417)	(83,225)	(137,972)	-	(450,614)	7.4
Sales and marketing	-	(327,087)	-	-	(327,087)	5.3
Tax and landing fees	(416,720)	-	-	-	(416,720)	6.8
Depreciation and amortization	(322,600)	(4)	(57,861)	-	(380,465)	6.2
Sale-leaseback transactions (b)	-	-	-	109,128	109,128	(1.8)
Other, net	(225,359)	(20,765)	(33,148)	-	(279,272)	4.6
	(5,373,167)	(483,655)	(377,176)	109,128	(6,124,870)	100.0

(a)     The Company recognizes the cost of the Audit Committee and Board of Directors on “personnel”.

(b)     The amount of R$73,920 (R$109,128 as of September 30, 2013) comprises the gains fully recognized and deferred losses from sale-leaseback transactions. During the nine-month period ended September 30, 2014, the Company held sale-leaseback transactions related to 9 aircraft (14 aircraft for the nine-month period ended September 30, 2013).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

28.  Financial result

	Individual
	Three-month period ended on		Nine-month period ended on
	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Financial income
Income from short-term investments and investment funds	1,318	664	4,786	3,340
Monetary variation	508	539	1,733	1,516
Other	91	4,899	4,024	12,494
	1,917	6,102	10,543	17,350
Financial expenses
Losses from derivatives	(49)	(11,881)	(15,901)	(19,558)
Interest on short and long-term debt	(38,595)	(36,889)	(131,032)	(111,239)
Bank interest and expenses	(1,553)	(204)	(2,242)	(789)
Other	(60,787)	(1,419)	(61,683)	(2,360)
	(100,984)	(50,393)	(210,858)	(133,946)

Foreign exchange variation, net	(152,420)	23,200	(28,086)	(70,454)

Total	(251,487)	(21,091)	(228,401)	(187,050)

	Consolidated
	Three-month period ended on		Nine-month period ended on
	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Financial income
Income from derivatives	74,398	120,254	164,153	270,154
Income from short-term investments and investment funds	30,175	77,695	97,705	98,576
Monetary variation	11,421	2,558	15,906	8,578
Other	2,554	2,028	11,848	5,435
	118,548	202,535	289,612	382,743
Financial expenses
Losses from derivatives	(40,026)	(173,089)	(300,952)	(309,665)
Interest on short and long-term debt	(150,056)	(136,209)	(426,060)	(387,002)
Bank interest and expenses	(5,253)	(6,041)	(16,615)	(36,346)
Monetary variation	(796)	(993)	(2,906)	(2,753)
Other (a)	(76,165)	(48,141)	(104,182)	(66,291)
	(272,296)	(364,473)	(850,715)	(802,057)

Foreign exchange variation, net (b)	(281,135)	(24,848)	(173,257)	(299,379)

Total	(434,883)	(186,786)	(734,360)	(718,693)

(a)     From the total amount, R$21,648 (individual and consolidated) is related to the difference between the face and the market value of the bonds and R$58,280 (consolidated) corresponds to expenses related to bonds repurchase, as Note 18.

(b)     From the net amount of R$173,259 for the nine-month period ended on September 30, 2014, portion of R$82,227 is related to the cash loss of the Bolívar Venezuelano, as described in Note 4.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

29.  Operating segment

Operating segments are defined as business activities from which it may earn revenues and incur expenses, which operating results are regularly reviewed by the relevant decision makers to evaluate performance and allocate resources to the segments.

As of January 01, 2013, as a result of the Smiles Program as an independent entity, the Company presents two operating segments: the flight transportation segment and the customer’s loyalty program segment.

The flight transportation segment offers regular transportation of passenger and cargo, and the customer’s loyalty program segment consists on the granting of credit reward miles to participants who can use them to redeem rewards, mainly airline tickets.

The accounting policies of the operating segments are the same as those applied to the consolidated financial statements. Additionally, the Company has distinct natures between the two reportable segments, which prevents any form of cost allocation, so there is no common costs and revenues between operating segments.

The information below presents the summarized financial position related to reportable segments for the nine-month period ended September 30, 2014:

a)    Assets and liabilities of the operational segment

	09/30/2014
	Flight transportation	Smiles loyalty program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Assets
Current	3,117,846	636,919	3,754,765	(456,678)	3,298,087
Noncurrent	7,197,665	944,671	8,142,336	(1,002,037)	7,140,299
Total assets	10,315,511	1,581,590	11,897,101	(1,458,715)	10,438,386

Liabilities
Current	3,891,011	784,481	4,675,492	(396,002)	4,279,490
Noncurrent	6,235,527	403,265	6,638,792	(848,714)	5,790,078
Shareholder’s equity	188,973	393,844	582,817	(213,999)	368,818
Total liabilities and shareholder’s equity	10,315,511	1,581,590	11,897,101	(1,458,715)	10,438,386

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

29. Operating segment (Continued)

a)    Assets and liabilities of the operational segment (Continued)

	09/30/2013
	Flight transportation	Smiles loyalty program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Assets
Current	3,158,731	834,116	3,992,847	(427,138)	3,565,709
Noncurrent	7,727,103	1,110,034	8,837,137	(1,764,398)	7,072,739
Total assets	10,885,834	1,944,150	12,829,984	(2,191,536)	10,638,448

Liabilities
Current	3,501,303	344,120	3,845,423	(398,632)	3,446,791
Noncurrent	6,733,604	270,974	7,004,578	(1,031,421)	5,973,157
Shareholder’s equity	650,927	1,329,056	1,979,983	(761,483)	1,218,500
Total liabilities and shareholder’s equity	10,885,834	1,944,150	12,829,984	(2,191,536)	10,638,448

b)    Income and expenses of the operational segment

	09/30/2014
	Fligh Transportation	Smiles loyalty Program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Net revenue
Passenger	6,490,881	-	6,490,881	114,165	6,605,046
Cargo and other	672,241	-	672,241	(13,554)	658,687
Miles redeemed revenue	-	564,227	564,227	(491,580)	72,647
Costs	(5,987,435)	(308,569)	(6,296,004)	308,568	(5,987,436)
Net income	1,175,687	255,658	1,431,345	(82,401)	1,348,944

Operating expenses
Sales and marketing	(638,206)	(44,647)	(682,853)	64,149	(618,704)
Administrative expenses	(447,452)	(23,886)	(471,338)	3,604	(467,734)
Other operating revenue, net	73,920	-	73,920	-	73,920
	(1,011,738)	(68,533)	(1,080,271)	67,753	(1,012,518)

Equity in subsidiaries	100,896	(2,170)	98,726	(100,896)	(2,170)

Finance result
Financial income	262,534	140,439	402,973	(113,361)	289,612
Financial expense	(947,565)	(16,510)	(964,075)	113,360	(850,715)
Exchange rate changes, net	(172,077)	(1,180)	(173,257)	-	(173,257)

Loss (income) before income tax and social contribution	(592,263)	307,704	(284,559)	(115,545)	(400,104)

Current and deferred income tax and social contribution	14,510	(105,640)	(91,130)	4,980	(86,150)
Total loss (income), net	(577,753)	202,064	(375,689)	(110,565)	(486,254)
Attributable to Company’ shareholders	-	-	-	-	(577,754)
Attributable to non-controlling Company’ shareholders	-	-	-	-	91,500

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

29. Operating segment (Continued)

b)    Income and expenses of the operational segment (Continued)

	09/30/2013
	Fligh Transportation	Smiles loyalty Program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Net revenue
Passenger	5,663,631	-	5,663,631	7,179	5,670,810
Cargo and other	526,207	-	526,207	(9,315)	516,892
Miles redeemed revenue	-	385,789	385,789	(345,489)	40,300

Costs	(5,356,426)	(209,419)	(5,565,845)	192,678	(5,373,167)
Net income	833,412	176,370	1,009,782	(154,947)	854,835

Operating income (expenses)
Sales and marketing	(562,412)	(29,326)	(591,738)	108,083	(483,655)
Administrative expenses	(374,372)	(23,155)	(397,527)	20,351	(377,176)
Other operating revenue, net	109,128	-	109,128	-	109,128

Finance result
Financial income	385,860	81,428	467,288	(84,545)	382,743
Financial expense	(886,544)	(58)	(886,602)	84,545	(802,057)
Exchange rate changes, net	(299,245)	(134)	(299,379)	-	(299,379)

Loss (income) before income tax and social contribution	(794,173)	205,125	(589,048)	(26,513)	(615,561)

Current and deferred income tax and social contribution	(34,780)	(63,958)	(98,738)	9,014	(89,724)

Total loss (income), net	(828,953)	141,167	(687,786)	(17,499)	(705,285)

Attributable to non-controlling Company’ shareholders	-	-	-	-	(748,768)
Attributable to Company’ shareholders	-	-	-	-	43,483

In the individual interim financial information - ITR of the subsidiary Smiles S.A., which represents the segment Smiles Loyalty Program and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under this perspective, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

29. Operating segment (Continued)

b)    Income and expenses of the operational segment (Continued)

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and results, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, besides eliminations entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated financial statements, the miles that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

30.  Commitments

As of September 30, 2014 the Company holds 130 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including the contractual discounts, is R$36,394,836 (corresponding to US$14,848,974 at the reporting date) and are segregated according to the following years:

	09/30/2014	12/31/2013
2014	-	1,764,882
2015	1,221,549	1,167,524
2016	1,278,106	1,221,579
2017	1,967,979	1,880,941
2018	1,344,202	1,284,752
Beyond 2018	30,583,000	29,230,410
	36,394,836	36,550,088

As of September 30, 2014, from the total orders mentioned above, the Company holds commitments in the amount of R$4,931,839 (corresponding to US$2,032,451 at the reporting date) related to advances for aircraft acquisition, to be disbursed in accordance with the following schedule:

	09/30/2014	12/31/2013
2014	47,849	163,368
2015	267,546	255,714
2016	142,302	136,009
2017	247,202	236,269
2018	600,823	574,250
Beyond 2018	3,626,117	3,465,745
	4,931,839	4,831,355

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

30. Commitments (Continued)

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term line of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operational and financial leases. As of September 30, 2014, the total fleet leased was comprised of 143 aircraft, excluding 3 aircraft from Webjet’s fleet, of which 97 were under operating leases and 46 were recorded as financial leases. The Company holds 40 aircraft under financial leasing with purchase option. During the nine-month period ended September 30, 2014, the Company received 9 aircraft under operating lease contracts and affected the return of 8 aircraft operating lease.

a)    Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. Dollars, and are as follows:

	09/30/2014	12/31/2013
2014	249,428	693,125
2015	697,590	581,153
2016	630,039	508,828
2017	576,816	456,990
2018	510,850	397,103
Beyond 2018	2,205,265	1,456,846
Total minimum lease payments	4,869,988	4,094,045

b)    Sale-leaseback transactions

During the nine-month period ended September 30, 2014, the Company recorded the amount of R$1,783 and R$1,783, as “Other payables” in current and noncurrent liabilities, respectively (R$5,247 and R$3,118 as of December 31, 2013), related to the gains from sale-leaseback transactions performed by its subsidiary GAC Inc. in 2006 of 8 aircraft 737-800 Next Generation. These gains were deferred and are being amortized proportionally to the payments of the operational lease agreements, of which 1 aircraft have the agreement maturity of 91 months, 5 aircraft have contract term of 96 months and 2 aircraft have contract term of 120 months.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

30. Commitments (Continued)

b)    Sale-leaseback transactions (Continued)

On the same date, the Company held the amount of R$8,280 and R$20,316 as “Prepaid expenses” in current and noncurrent assets, respectively (R$8,923 and R$26,526 as of December 31, 2013), related to the losses on sale-leaseback transactions performed by its subsidiary GAC Inc. of 9 aircraft. During the years 2007, 2008 and 2009 these losses were deferred, and are being amortized proportionally to the payments of the operational lease agreements over the contract term of 120 months.

Additionally, during the nine-month period ended on September 30, 2014, the Company recorded a gain of R$73,920 resulting from 9 aircraft received during the period (14 aircraft received during the nine-month period ended on September 30, 2013) that were used as sale-leaseback transactions and resulted in operating leases. Given that the gains and losses from sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value, such gain was recognized directly in profit or loss.

31.  Financial instruments

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks related to the Company operations. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. Dollar and interest markets. The contracts may be held by means of exclusive investment funds, as described in the Risk Management Policy of the Company.

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee (CPR), and approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains or losses on these transactions and the application of risk management controls are part of the Committee’s monitoring and have been satisfactory when considering the objectives proposed.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available in the market and according to valuation methodologies.

Most of the derivative financial instruments are engaged with the purpose of hedging against fuel and exchange rates risks based on scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments contracted, can presents ineffective positions for hedge accounting purposes upon settlement, which are presented in the tables below.

The description of the consolidated account balances and the categories of financial instruments included in the balance sheet as of September 30, 2014 and December 31, 2013 is as follows:

	Measured at fair value through profit or loss		Measured at amortized cost (a)
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Assets
Cash and cash equivalents	1,942,277	1,635,647	-	-
Short-term investments (c)	437,070	1,155,617	-	-
Restricted cash	337,190	254,456	-	-
Derivatives operations assets (b)	3,636	48,934	-	-
Accounts receivable	-	-	532,277	324,821
Deposits (d)	-	-	667,290	630,168
Other credits	-	-	71,997	66,773
Prepayment of hedge premium	-	-	-	1,532

Liabilities
Loans and financing (a)	-	-	6,069,511	5,589,385
Suppliers	-	-	479,169	502,919
Derivatives obligations (b)	40,647	30,315	-	-

(a)     The fair values are approximately the book values, according to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds and Senior Notes, as disclosed on Note 18.

(b)     The Company registered as of September 30, 2014 the amount net of R$96,037, net of tax effects (R$18,162 as of December 31, 2013) in equity as an equity valuation resulting from these assets and liabilities, as explained in Note 25f.

(c)     The Company manages its investments as held for trading to pay its operational expenses.

(d)     Excludes the escrow deposits, as mentioned in Note 11.

On September 30, 2014 the Company had no financial assets available for sale.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments(Continued)

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks. These risks are originated by, essentially, leasing agreements of aircraft purchase.

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least yearly in compliance with the strategies determined in the Risk Policies Committees. The relevant information on the main risks affecting the Company’s and its subsidiaries’ operation is as follows:

a)    Fuel price risk

As of September 30, 2014, fuel expenses accounted for 40.7% of the costs and operating expenses of the Company. The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and oil byproduct price fluctuations.

To mitigate the risk of fuel price, the Company holds derivative financial instruments referenced mainly to crude oil and, eventually, to their derivatives, also contracted, directly with the local supplier, are future fuel deliveries to aircraft at predetermined prices.

As of September 30, 2014, there are no open transactions of derivatives instruments of fuel price variation hedge.

b)    Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated leases and financing.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments(Continued)

Risks (Continued)

b)    Exchange rate risk (Continued)

The Company’s revenues are mainly denominated in Brazilian Reais, except for a small portion in U.S. Dollar, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay Guarani, Uruguayan peso, Venezuela bolivar etc.

To mitigate the risk of exchange rate, the Company holds derivative financial instruments that are referenced to the U.S. Dollar.

The currency exposure of the Company on September 30, 2014 and December 31, 2013 is shown below:

	Individual		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Assets
Cash and short-term investments	505,484	319,565	935,972	1,061,746
Trade receivables	-	-	24,163	39,924
Deposits	-	-	667,290	630,168
Hedge premium	-	-	-	1,532
Prepaid expenses with leases	-	-	42,003	27,238
Result from hedge operations	-	-	3,636	48,934
Others	-	-	8,301	5,968
Total assets	505,484	319,565	1,681,365	1,815,510

Liabilities
Foreign suppliers	-	-	34,270	30,629
Short and long-term debt	1,963,781	1,698,982	2,245,656	2,151,051
Finance leases payable	-	-	2,106,537	2,195,328
Other leases payable	-	-	70,634	45,140
Provision for aircraft return	-	-	345,788	347,290
Contingency provision	-	-	291	27,267
Related parties	135,713	113,741	-	-
Total liabilities	2,099,494	1,812,723	4,803,176	4,796,705
Exchange exposure in R$	1,594,010	1,493,158	3,121,811	2,981,195

Obligations not registered in the balance sheet
Future obligations resulting from operating leases	-	-	4,869,988	4,094,045
Future obligations resulting from firm aircraft orders	36,394,836	36,550,088	36,394,836	36,550,088
Total	36,394,836	36,550,088	41,264,824	40,644,133

Total exchange exposure R$	37,988,846	38,043,246	44,386,635	43,625,328
Total exchange exposure US$	15,499,325	16,239,753	18,109,602	18,622,611
Exchange rate (R$/US$)	2.4510	2.3426	2.4510	2.3426

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Risks (Continued)

c)    Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is related to lease transactions, of which the installments to be paid are indexed to the Libor after date that the aircraft are delivered. Another relevant exposure is the local investments and debts indexed to the CDI rate.

To mitigate the interest rate risk the Company holds swap derivatives.

d)    Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, including bank deposits.

The trade receivable credit risk consists of amounts falling due from the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company is required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are contracted with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigate the credit risk, derivative transactions contracted on the OTC market (OTC) have counterparts with a minimum rating of "investment grade". The Company’s Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)    Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Risks (Continued)

e)    Liquidity risk (Continued)

As a way of managing the liquidity risk, the Company invests its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of September 30, 2014, the weighted average maturity of the Company’s financial assets was 20 days and of financial debt, excluding perpetual bonds, was 3.9 years.

f)     Capital management

The table below shows the financial leverage rate as of September 30, 2014 and December 31, 2013:

	Consolidated
	09/30/2014	12/31/2013
Shareholder’s equity (b)	188,973	650,926
Cash and cash equivalents	(1,942,277)	(1,635,647)
Restricted cash	(337,190)	(254,456)
Short-term investments	(437,070)	(1,155,617)
Short- and long-term debts	6,069,511	5,589,385
Net debt (a)	3,352,974	2,543,665
Leverage ratio (a)/(b)	1774%	391%

The Company remains committed to maintaining high liquidity and an amortization profile without pressure on the short-term refinancing.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments(Continued)

Derivative financial instruments

The derivative financial instruments were recognized in the following balance sheet line items:

Movement of assets and liabilities	Fuel	Foreign currency	Interest rate	Derivatives of equity instruments	Total

Asset (liability) as of December 31, 2013	22,873	-	34,874	(30,315)	27,432
Fair value variations:
Gains (losses), net recognized in results	(14,263)	(56,041)	(1)	(15,901)	(86,206)
Gains (losses) recognized in other comprehensive income	(1,134)	-	(177,362)	-	(178,496)
Payments (cash receipts) during the period	(30,468)	58,492	105,933	-	133,957
Exercise of stock options by General Atlantic	-	-	-	46,216	46,216
Asset (liability) as of September 30, 2014 (*)	(22,992)	2,451	(36,556)	-	(57,097)

Movement of other comprehensive results	Fuel	Foreign currency	Interest rate	Derivatives of equity instruments	Total

Balance as of December 31, 2013	2,739	-	(20,901)	-	(18,162)
Fair value adjustments during the period	(1,134)	-	(177,362)	-	(178,496)
Reversal, net to profit or loss (b)	(1,705)	-	62,208	-	60,503
Tax effect	965	-	39,152	-	40,117
Balance as of September 30, 2014	865	-	(96,903)	-	(96,038)

Effects on result (a+b)	(12,558)	(56,041)	(62,209)	(15,901)	(146,709)

Operational income	-	-	(9,859)	-	(9,859)
Financial income (expense)	(12,558)	(56,041)	(52,350)	(15,901)	(136,850)

(*)  Classified as "Rights with derivative operations" if the amount results in an asset or "Obligation with derivative operations" if the amount results in a liability. Includes R$20,086 of assets related to hedges held in an exclusive fund.

The Company adopts the hedge accounting. The derivatives contracted to hedge interest rate risk and fuel price risk are classified as "cash flow hedge", according to the parameters described in the Brazilian accounting standard CPC 38.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Classification of derivatives financial instruments

i)     Cash flow hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in shareholders’ equity until the hedged revenue or expense is recognized.

The Company estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items. The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80 % to 125% the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the period.

ii)     Derivative financial instruments not designated as hedge

The Company holds derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity.

iii)    Derivative equity instruments

In April 2013, the Company entered into an investment agreement with General Atlantic Service Company LLC. ("G.A.") that established the grant by the Company of an option to purchase its Smiles shares enabling the secondary acquisition by G.A. (or other person designated by it), of Smiles S.A. shares held by the Company. These stock options were exercised on February 27, 2014 and, during the period ended September 30, 2014, the Company registered a loss in derivative instruments on the financial result in the amount of R$15,901 related to the derivative market pricing. As of September 30, 2014, the Company performed a reversal of this derivative obligation to the equity in the amount of R$46,216.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Hedge activities

a)      Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices.

As of September 30, 2014, the Company and its subsidiaries does not have contracts designated as “cash flow hedge accounting” of fuel.

The gains and losses from the derivative contracts for the period ended September 30, 2014 and December 31, 2013 are summarized below:

Closing balance on	09/30/2014	12/31/2013
Fair value at end of the period (R$)	(699)	22,294
Gains with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	865	2,740

	Three-month period ended on		Nine-month period ended on
Period ended on	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Hedge result recognized in operating costs (R$)	-	-	-	(3,777)
Hedge result recognized in financial expenses (R$)	787	13,464	8,827	988
Total earnings (losses)	787	13,464	8,827	(2,789)

As of September 30, 2014, the Company and its subsidiaries hold Heating Oil contracts not designated as cash flow hedge accounting.

Closing balance on	09/30/2014	12/31/2013
Fair value at the end of the period (R$)	(22,293)	579

	Three-month period ended on		Nine-month period ended on
Closing balance on	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Gains recognized in financial revenue (R$)	(22,293)	-	(21,385)	-

Closing balance on	09/30/2014	12/31/2013
Volume hedged for future periods (Thousand barrels)	1,767	1,183
Volume engaged for future periods (Thousand barrels)	2,347	1,860

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Hedge activities (Continued)

a)    Fuel hedge (Continued)

	4Q14	1Q15	2Q15	3Q15	Total 12M
Percentage of fuel exposure hedged	4%	26%	30%	10%	17%
Amount agreed in barrels (thousands barrels)	114	911	986	336	2,347
Future rate agreed per barrel (US$)*	127.60	121.06	124.49	124.66	123.34
Total in Brazilian Reais**	35,652	270,319	300,855	102,666	709,492

*     Weighted average between call strikes.

**    The exchange rate: R$2.4510/US$1.00.

b)      Foreign exchange hedge

As of September 30, 2014, the Company and its subsidiaries have future derivative contracts for the U.S. Dollar for foreign exchange cash flow protection, not designated as hedge accounting. The losses and gains of the derivatives, for the period ended on September 30, 2014 and the year ended December 31, 2013, are presented below:

	09/30/2014	12/31/2013
Fair value at the end of period (R$)	2,451	-
Volume hedged for future periods (US$)	148,500	319,000

	Three-month period ended on		Nine-month period ended on
Period ended on	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Gains (losses) recognized in financial result (R$)	34,222	(52,430)	(56,041)	(31,057)

	3Q14	4Q14	1Q15	Total 12M
Percentage of cash flow exposure	30%	-	-	6%
Notional amount (US$)	148,500	-	-	148,500
Future rate agreed (R$)	2.4032	-	-	2.4032
Total in Brazilian Reais	356,876	-	-	356,876

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Hedge activities (Continued)

c)      Interest rate hedges

As of September 30, 2014, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor interest rate. The summary of interest rate derivatives designated as Libor cash flow hedges is shown below:

Closing balance at	09/30/2014	12/31/2013
Fair value at the end of the period (R$)	(36,556)	34,873
Nominal value at the end of the period (US$)	588,150	1,319,250
Hedge losses recognized in shareholders’ equity, net of taxes (R$)	(76,685)	(20,901)

	Three-month period ended on		Nine-month period ended on
Period ended on	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Losses (gains) recognized in financial expenses (revenue) (R$)	21,655	(9,597)	(52,350)	9,183
Losses recognized in financial income (R$)	(3,285)	-	(9,859)	-
Total losses	18,370	(9,597)	(62,209)	9,183

As of September 30, 2014 the Company and its subsidiaries did not hold positions in Libor interest derivative agreements not designated for hedge accounting.

Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared according to CVM Instruction 475/08, in order to estimate the impact on the fair value of financial instruments operated by the Company, considering three scenarios considered in the risk variable: most likely scenario, the assessment of the Company; deterioration of 25% (possible adverse scenario) in the risk variable, deterioration 50% (remote adverse scenario).

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next financial statements. The use of different methodologies and/ or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, open position as of September 30, 2014 and based on the scenarios described above.

The probable scenario of the Company is the maintaining of the market rates.

In the tables, positive values are displayed as asset exposures (assets greater than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Individual

i)     Foreign exchange risk

As of September 30, 2014, the Company has a currency exposure of R$1,594,010 (see Note 31b). On this date, the exchange rate adopted was R$2.4510/US$, corresponding to the closing rate of the month published by Banco Central do Brasil as a likely scenario, and the impacts analyzed from the variation of 25% and 50% over the current rate are shown below:

Instrument	Risk	Exposed Values	Probable Scenario	Possible Adverse Scenario	Remote Adverse Scenario
				+ 25%	+ 50%
Liabilities, net	Dollar Appreciation	(1,594,009)*	-	(398,502)*	(797,005)*

		Dollar	2.4510	3.0638	3.6765

(*)     Negative amounts correspond to net losses in case of exchange variation.

Consolidated

i)     Fuel risk factor

As of September 30, 2014, the Company holds oil derivative contracts amounting 2,347 thousand barrels maturiting on June, 2015. The likely scenario is the market curve for Brent and Heating Oil, which amounted, as of September 30, 2014, US$138.98/bbl and US$120.81/bbl, respectively.

Risk	Exposed amount	Adverse Scenario Remote	Possible Adverse Scenario
		-50%	-25%
Decrease on the market prices	(22,992)	(297,429)	(139,311)

	Heating Oil Oilrent	US$69.49/bbl	US$104.23/bbl
	Brent	US$60.41/bbl	US$90.61/bbl

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Consolidated (Continued)

ii)     Foreign exchange risk factor

As of September 30, 2014, the Company holds Dollar derivative contracts with a notional value of US$148,500 with maturity until January, 2015, and a net exchange exposure liability of R$3,152,623 (see Note 31b). At the current date, the Company adopted the closing exchange rate of R$2.4510/US$ as a likely scenario, and the impact of the change of 25% and 50% over the current rate, is shown below:

Instruments	Exposed amount	-50%	-25%	+ 25%	+50%
		R$1.2255/USD	R$1.8383/USD	R$3.0638/USD	R$3.6765/USD
Liabilities, net	(3,121,811)	1,560,906	780,453	(780,453)	(1,560,906)
Derivative	2,451	(213,857)	(107,188)	106,150	212,819
	(3,119,360)*	1,347,049	673,265	(674,303)*	(1,348,087)*

(*)  Negative values correspond to net losses expected in the case of U.S. Dollar appreciation.

III)   Interest risk factor

As of September 30, 2014, the Company holds financial investments and financial liabilities indexed to several rates, and Libor interest.

In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on yearly interest of the exposed values as of September 30, 2014 (see Note 19), arising from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Exposed amount	Probable Scenario	Possible Adverse Scenario	Adverse Scenario Remote
				25%	50%
Financial investments - Short and Long-term debt (a)	Increase in the CDI rate	(36,556)	-	(92,568)	(182,834)
Derivative	Decrease in the Libor rate	(82,497)	-	(16,865)	(33,729)

(a)     Refers to the sum of the values invested and raised in the market and indexed to CDI, the negative amounts means more debt than application.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

31. Financial instruments (Continued)

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

a)      Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)      Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)      Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of September 30, 2014 and December 31, 2013:

	09/30/2014		12/31/2013
Financial instrument	Book value 09/30/2014	Other significant observable factors (level 2)	Book value 12/31/2013	Other significant observable factors (level 2)

Cash equivalents	1,942,277	1,942,277	1,635,647	1,635,647
Short-term investments	437,070	437,070	1,155,617	1,180,828
Restricted cash	337,190	337,190	254,456	254,456
Liabilities from derivative transactions	40,647	40,647	30,315	30,315
Rights on derivative transactions	3,636	3,636	48,934	48,934

32.  Non-cash transactions

Parent Company

On February 27, 2014, the Company sold a portion of its investment on Smiles S.A. to G.A.  As a result, the amount of R$46,216 related to the equity derivative previously registered on “Liabilities from derivative transactions” was reversed to equity as part of gain of the transaction. This operation did not affect the Company’s cash during the period.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated interim financial information (Continued)

September 30, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

32.  Non-cash transactions (Continued)

Consolidated

As of September 30, 2014, the Company increased its property, plant and equipment in the amount of R$49,170, related to an increase of the provision for aircraft return.

As of September 30, 2014, the Company recorded the amount of R$6,250 related to the affiliate Company obligation due to the acquisition of Netpoints S.A. with counterpart in "Investments”. This transaction did not affect its cash position during the period ended September 30, 2014.

As of May 31, 2014, the Company acquired software licenses (“Siebel”) in the amount of R$11,246. This transaction did not affect its cash position during the period ended September 30, 2014.

33.  Insurance

As of September 30, 2014, the insurance coverage by nature, considering the aircraft fleet and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical Type	In Reais	In U.S. Dollars
Guarantee - hull/war	13,204,788	5,388,829
Civil liability per event/aircraft (*)	1,837,800	750,000
Inventories (*)	343,056	140,000

(*)  Values per incident and annual aggregate.

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian Reais equivalent to one billion U.S. Dollars.

The scope the review from the Company’s independent auditors does not include the review of the effectiveness of the insurance coverage, which was determined by the Company and is considerated sufficient to cover possible losses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.